Form 10-K, Exhibit 13
period 1995-06-30
LAM RESEARCH CORP
filed 1995-09-26
CIK 707549

                                                                EXHIBIT 13

Selected Financial Data
(In thousands, except per share data)


- -----------------------------------------------------------------------------------------------------------------
Year ended June 30,                                      1995         1994         1993         1992         1991
- -----------------------------------------------------------------------------------------------------------------
Operations:
Total revenue                                        $810,557     $493,695     $265,038     $171,416     $144,026
Gross profit                                          391,739      227,664      125,110       86,192       67,614
Operating income                                      118,392       60,206       28,153       15,267        9,434
Net income                                             89,211       37,756       18,907        9,947        6,063
Net income per share
  Primary                                            $   3.27     $   1.55     $   0.79     $   0.49     $   0.33
  Fully diluted                                      $   3.06     $   1.51     $   0.79     $   0.49     $   0.33
Balance sheet:
Working capital                                      $337,386     $171,918     $154,723     $ 81,521     $ 51,830
Total assets                                          682,649      381,497      268,839      156,600      116,934
Long-term obligations, less current portion            95,928       78,843       79,066       13,698       21,938

- ------------------------------------------------------------------------------------------------------------------------
Quarterly 1995                                                          1ST          2ND          3RD            4TH
- ------------------------------------------------------------------------------------------------------------------------
Total revenue                                                      $161,513     $172,739     $219,014       $257,291
Gross profit                                                         76,823       83,888      106,965        124,063
Operating income                                                     22,380       26,939       35,458         33,615
Net income                                                           15,053       18,931       24,793         30,434
Net income per share
  Primary                                                          $   0.61     $   0.68     $   0.89      $    1.07
  Fully diluted                                                    $   0.58     $   0.64     $   0.83      $    1.00
Price range per share                                          $25.75-42.50   $ 35-46.75 $35.25-51.50   $42.50-68.50
- ------------------------------------------------------------------------------------------------------------------------

Fourth quarter net income includes the effect of a $10.4 million pre-tax gain on the sale of Brooks Automation, Inc. securities.

- ------------------------------------------------------------------------------------------------------------------------
Quarterly 1994                                                          1ST          2ND          3RD          4TH
- ------------------------------------------------------------------------------------------------------------------------
Total revenue                                                      $100,889     $115,740     $127,701     $149,365
Gross profit                                                         47,152       53,961       58,313       68,238
Operating income                                                     13,294       13,344       15,028       18,540
Net income                                                            8,038        8,526        9,556       11,636
Net income per share
  Primary                                                          $   0.33     $   0.35     $   0.39     $   0.48
  Fully diluted                                                    $   0.33     $   0.34     $   0.38     $   0.46
Price range per share                                          $24.17-36.75 $24.50-34.25 $27.75-39.50 $22.75-34.75
- ------------------------------------------------------------------------------------------------------------------------

Stock and Dividend Information:

The Company's Common Stock is traded in the over-the-counter market under the Nasdaq National Market symbol LRCX. The price range per share is the highest and lowest bid prices as reported by the National Association of Security Dealers, Inc.

As of June 30, 1995, the Company had 903 stockholders of record.

No cash dividends have been declared or are anticipated to be paid by the Company as all available funds are intended to be employed in the development of the business, and the Company's bank lines of credit restrict the payment of dividends.

Lam Research Corporation / 16

               Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth, for the fiscal years indicated, certain income and expense items as a percentage of total revenues:



- ----------------------------------------------------------------------
Year ended June 30,                   1995          1994        1993
- ----------------------------------------------------------------------
Net sales                            98.5%         98.2%       98.3%
Royalty income                        1.5           1.8         1.7
- ----------------------------------------------------------------------
    Total revenue                   100.0         100.0       100.0
Cost of goods sold                   51.7          53.8        52.8
Research and development             15.8          15.5        16.6
Selling, general and administrative  17.9          18.5        20.0
- ----------------------------------------------------------------------
Operating income                     14.6          12.2        10.6
Other income/(expense)                1.1          (0.6)      ( 0.4)
- ----------------------------------------------------------------------
Income before income taxes           15.7          11.6        10.2
Income tax expense                    4.7           3.9         3.1
- ----------------------------------------------------------------------
Net income                           11.0%          7.7%        7.1%
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------

FISCAL 1995 VS. 1994

Lam's net sales for fiscal year 1995 increased to $798.2 million, a 65% increase from the prior year, as the Company continued to participate strongly in the worldwide expansion of the semiconductor chip market. Approximately two-thirds of the increase was due to increased unit shipments of the Company's Rainbow and TCP product lines, with shipments of the more advanced TCP products rising at a slightly higher rate when compared to the prior year. Of the remaining increase, approximately half was due to the first volume shipments of the Company's Alliance cluster tool, with most of that product's revenue growth occurring in the last two quarters of the fiscal year. Increased spares and service revenue, resulting from the Company's growing installed base, accounted for most of the remainder of the sales increase, with spares and service revenue representing 20% of the Company's total revenue. Geographically, for the first time in its history, more than half of the Company's revenues came from foreign customers, with foreign sales representing 54.0% of total revenue, up from 48.4% in the prior year. During fiscal year 1995, the Company commenced direct sales of its TCP products to customers in Japan, which accounted for almost 41.5% of the TCP product lines' growth over the prior year. These sales are Japanese yen-denominated (the only significant sales which are not U.S. dollar-denominated) and the Company's practice is to enter into yen forward exchange contracts at or near the date purchase orders for TCP systems are received from Japanese customers in order to minimize the subsequent foreign exchange fluctuations. Korea continued to be the Company's largest single foreign market and accounted for 16.3% and 15.1% of net sales in fiscal 1995 and 1994, respectively, and sales to European customers increased by over 47% from the prior year.

   Royalty income increased by 40.3% from fiscal year 1994 due to increased sales of systems incorporating Lam technology by Tokyo Electron Limited (TEL) and Sumitomo Metal Industries, Ltd. (Sumitomo). The Company believes that sales of systems incorporating the Company's technologies to Japanese customers and royalty income derived therefrom will continue to fluctuate on a quarterly and annual basis.

   Gross margin for fiscal 1995 was 48.3% compared to 46.2% for the prior year. The improvement in gross margin was due in approximately equal measure to lower unit manufacturing costs and lower installation and warranty costs. Most of the decrease in unit manufacturing costs was due to reduced average material costs as a result of higher volume purchasing (material costs represent a relatively high percentage of total costs). Reductions in installation and warranty costs were achieved as a result of active cost reduction programs, increased training of field service and customer personnel, as well as ongoing system design improvements.

   Research and development (R&D) spending dollars increased by 67% in fiscal 1995 over fiscal 1994, and as a percentage of total revenues, increased slightly to 15.8%, up from 15.5% for the prior fiscal year. The Company operates in a constantly changing and highly competitive market, and therefore the Company believes it is critical to continue to make its investment in R&D programs in order to maintain its position as a technology leader. During fiscal year 1995, the Company opened a major new R&D facility at its Fremont, California campus and continued to add scientific and engineering personnel to staff its ongoing development


                                               Lam Research Corporation / 17
projects, which included improvements to its existing etch products, continued development of its cluster tool and chemical vapor deposition (CVD) products, and new product development, including the flat panel display system.

   Selling, general and administrative (S,G&A) expenses increased by 60% in fiscal 1995 over fiscal 1994, but continued to decrease as a percentage of total revenue to 17.9% from 18.5% for the prior fiscal year. The Company added significant facilities and information technology infrastructure in fiscal 1995 to accommodate the rapidly expanding growth in its sales, field service, customer support, and administration areas as a result of the increased sales volume. S,G&A headcount increased by 57% in fiscal 1995 over fiscal 1994. The Company now occupies twelve major buildings in Fremont, California and has expanded its foreign operations, which are primarily sales and service offices.

   Interest expense increased by 30.6% over the prior fiscal year, due to additional yen-based borrowings by its Japanese subsidiary, additional interest expense related to an interest rate swap described in Note D to the consolidated financial statements, and the increased acquisition of equipment under capital leases. Interest income increased due to the investment of the proceeds of a public offering of the Company's common stock completed in the first quarter of fiscal 1995. Other income includes a $10.4 million gain recorded in the fourth quarter of fiscal 1995 from the sale of stock held in Brooks Automation, Inc., a vendor of the Company.

   The combined effective tax rate for fiscal 1995 of 30% decreased over the prior year's 34% due to an increase in benefits resulting from federal and state research and other tax credits. The Company expects its effective tax rate to rise slightly in fiscal 1996 as the tax credits become a smaller percentage of the Company's tax liability. The Company believes its future income will be sufficient to realize its net deferred tax assets.

FISCAL 1994 VS. 1993

Lam's net sales for fiscal year 1994 increased to $484.9 million, an 86% increase from the prior year. The Company's increased net sales were driven by strong sales of the Company's Rainbow and TCP etch product lines, and, to a lesser extent, by the addition of etch product lines acquired from Drytek, Inc. in July 1993. Sales of the Company's etch systems, principally Rainbow and TCP products, contributed approximately 76% of the Company's revenue in fiscal 1994 compared with 78% in 1993. The increase in etch product sales in fiscal 1994 reflected strong growth across all three of Lam's major etch applications (polysilicon, oxide and metal), as well as the ongoing transition of semiconductor manufacturers to more advanced products and processes. As a result, sales of TCP products to support these manufacturers' requirements grew at a faster rate than Rainbow products. Average machine selling prices increased 18% over the prior year, as TCP systems have significantly higher average sell-ing prices than Rainbow systems, and unit machine sales increased by 59% over the prior year. Spares and service revenue increased 74% as a result of the Company's expanding installed machine base and represented approximately 19% of the Company's net sales. Geographically, foreign sales represented 49% of net sales in fiscal 1994 compared to 47% in fiscal 1993, based on strong net sales growth in the Asia Pacific region and Europe. Major multi-unit shipments to Korean customers accounted for the largest portion of the increase. Substantially all of the Company's export sales in fiscal 1994 were denominated in the U.S. dollar. Royalty income increased by 92% from fiscal 1993 due to increased sales of systems incorporating its technology by TEL and Sumitomo.

   Gross margin for fiscal 1994 was 46.2% compared to 47.2% for the prior fiscal year. The decline in margin reflected higher provision for installation and warranty expenses due in part to the strong sales of the Company's new TCP machines in fiscal 1994, as well as increased provisions for excess and obsolete inventories, particularly spare parts inventories related to the Company's expansion of its operations worldwide. To a lesser extent, the lower gross margin in fiscal 1994 reflects discounts on certain multi-unit orders from Korean customers, and increased sales of Rainbow modules at low margins to Sumitomo in Japan. These factors were offset in part by increased margins for Lam's mature Rainbow machines due to higher average selling prices and by an increase in spare parts and service margins.

   R&D spending, net of third party funding, increased by 74% in fiscal 1994 over fiscal 1993, although as a percentage of total revenues, it decreased to 15.5%, slightly less


Lam Research Corporation / 18
than fiscal year 1993. The increased spending was due to enhancements of existing etch and deposition products.

   S,G&A expenses increased by 72% in fiscal 1994 over fiscal 1993, but decreased as a percentage of total revenue to 18.5% from 20.0%. The Company added employees in all S,G&A areas to accommodate the increased sales volume, in particular in field service and customer support, both in the United States and in its foreign sales and service subsidiaries. Fiscal year 1994 marked the first full year of operation for the Company's development center in Japan. The Company also established a new customer and employee training facility at its Fremont headquarters, and facility-related expenses in general have risen due to increasing employee headcount.

   The increase in other expense from fiscal 1993 to fiscal 1994 was due primarily to higher interest expense resulting from the Company's May 1993 $66 million convertible subordinated debenture offering. The effective tax rate for fiscal 1994 of 34% increased over the prior year's 30% due primarily to a decrease in estimated business tax credits available for use in fiscal 1994 and the 1% income tax rate increase as a result of passage of the Revenue Reconciliation Act of 1993.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities provided approximately $19.1 million in cash flows for fiscal 1995. Approximately $112.7 million of net cash was generated from net income plus non-cash depreciation and amortization, which was partially offset by increases in accounts receivable and inventories less increases in trade accounts payable and accrued expenses, all such increases being due to the Company's increased sales volume. During fiscal year 1995, the Company entered into two agreements with banks which allow the Company to sell up to $70.0 million of yen-denominated accounts receivable to the banks. At June 30, 1995, $37.6 million of receivables had been sold to the banks, with $30.1 million still uncollected by the banks and subject to recourse provisions.

   Net cash used in investing activities for fiscal 1995 was $124.7 million, primarily for capital expenditures including acquisition of equipment used in manufacturing and research and development and construction of demonstration labs and leasehold improvements. In July 1995, the Company completed construction of a new manufacturing facility in Korea which is expected to supply a portion of the systems requirements of the Company's customers there by the end of fiscal 1996. Other uses of cash in investing activities included purchases of short-term investments totaling $58.2 million (net of sales). The short-term investments consisted primarily of money market preferred issues and floating rate municipal bonds which had terms of less than 90 days.

   In addition to internally generated sources of cash flows, the Company completed a public offering of its Common Stock during the first quarter of fiscal 1995, raising $115.0 million from the sale of 3,100,000 shares. Additionally, the Company made primarily Japanese yen-denominated borrowings totaling approximately $9.5 million during fiscal 1995.

   As of June 30, 1995, the Company had $101.0 million in cash, cash equivalents and short-term investments compared with $38.3 million at June 30, 1994. The Company also had $50.0 million available under four bank lines of credit which expire between September 1995 and June 1996; the Company expects to negotiate extensions on all of the lines of credit upon substantially similar terms. Borrowings under the lines are unsecured. There were no outstanding borrowings on the lines at June 30, 1995.

   During fiscal 1994, the Company entered into a lease for a new research and development facility at its Fremont headquarters. Under the terms of a pledge agreement related to this lease, the Company is required to provide collateral (restricted investments) equal to 110% of the construction costs. The restricted investments were $25.0 million at June 30, 1995. The Company is currently renegotiating the pledge agreement to reduce the amount of restricted investments.

   The Company's commitments consist primarily of debt obligations and operating and capital lease commitments for its facilities and equipment. Based upon current forecasts, the Company's cash, cash equivalents, short-term investments and available lines of credit at June 30, 1995 should be sufficient to support anticipated levels of operations and capital expenditures through June 30, 1996.

                                               Lam Research Corporation / 19

Consolidated Balance Sheets
(in thousands, except per share data)

- ----------------------------------------------------------------------------------------
June 30,                                                        1995            1994
- ----------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                   $ 43,675        $ 24,092
Short-term investments                                        57,334          14,194
Accounts receivable less allowance for doubtful accounts
 of $1,189 in 1995 and $1,156 in 1994                        195,682         120,326
Inventories                                                  171,401         115,569
Prepaid expenses and other assets                             25,263           6,023
Deferred income taxes                                         32,778          17,537
- ----------------------------------------------------------------------------------------
    Total current assets                                     526,133         297,741
Equipment and leasehold improvements, net                    117,571          61,749
Restricted investments                                        25,024           9,928
Other assets                                                  13,921          12,079
- ----------------------------------------------------------------------------------------
                                                            $682,649        $381,497
- ----------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Trade accounts payable                                      $ 82,542        $ 66,127
Accrued expenses and other liabilities                        98,633          52,866
Current portion of long-term debt and capital
  lease obligations                                            7,572           6,830
- ----------------------------------------------------------------------------------------
    Total current liabilities                                188,747         125,823

Long-term debt and capital lease obligations,
  less current portion                                        95,928          78,843
Deferred income taxes                                          2,712              --
Commitments and contingencies
Preferred Stock; 5,000 shares authorized, none outstanding        --              --
Common stock at par value of $.001 per share
 Authorized--90,000 shares; issued and outstanding--27,275
 shares at June 30, 1995 and 23,528 shares at June 30, 1994       27              24
Additional paid-in capital                                   224,730          95,513
Retained earnings                                            170,505          81,294
- ----------------------------------------------------------------------------------------
    Total stockholders' equity                               395,262         176,831
- ----------------------------------------------------------------------------------------
                                                            $682,649        $381,497
- ----------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Lam Research Corporation / 20

                                         Consolidated Statements of Income
                                         (in thousands, except per share data)

- ------------------------------------------------------------------------------------------
Year ended June 30,                                      1995          1994          1993
- ------------------------------------------------------------------------------------------
Net sales                                            $798,209      $484,892      $260,454
Royalty income                                         12,348         8,803         4,584
- ------------------------------------------------------------------------------------------
  Total revenue                                       810,557       493,695       265,038

Costs and expenses:
  Cost of goods sold                                  418,818       266,031       139,928
  Research and development                            127,840        76,328        43,888
  Selling, general and administrative                 145,507        91,130        53,069
- ------------------------------------------------------------------------------------------
                                                      692,165       433,489       236,885
- ------------------------------------------------------------------------------------------
Operating income                                      118,392        60,206        28,153
- ------------------------------------------------------------------------------------------
Other income (expense):
  Interest income                                       5,138         1,743           818
  Interest expense                                     (6,732)       (5,155)       (2,112)
  Other                                                10,646           363           151
- ------------------------------------------------------------------------------------------
                                                        9,052        (3,049)       (1,143)
- ------------------------------------------------------------------------------------------
Income before income taxes                            127,444        57,157        27,010
Income tax expense                                     38,233        19,401         8,103
- ------------------------------------------------------------------------------------------
Net income                                           $ 89,211      $ 37,756      $ 18,907
- ------------------------------------------------------------------------------------------
Net income per share
  Primary                                            $   3.27      $   1.55      $   0.79
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
  Fully diluted                                      $   3.06      $   1.51      $   0.79
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
Number of shares used in per share calculations
  Primary                                              27,300        24,300        24,000
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
  Fully diluted                                        30,300        27,000        24,600
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                               Lam Research Corporation / 21

Consolidated Statements of Cash Flows
(in thousands)


- ------------------------------------------------------------------------------------------
Year ended June 30,                                      1995          1994          1993
- ------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                         $ 89,211      $ 37,756      $ 18,907
- ------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                      23,532        18,438        12,690
    Deferred income taxes                             (12,529)      (13,310)       (2,808)
    Changes in certain working capital accounts:
      Accounts receivable                             (75,356)      (50,382)      (24,727)
      Inventories                                     (55,832)      (51,280)      (36,513)
      Prepaid expenses and other assets               (19,240)       (2,635)         (761)
      Trade accounts payable                           16,415        35,289        13,624
      Accrued expenses and other liabilities           52,895        32,378        10,066
- ------------------------------------------------------------------------------------------
      Total adjustments                               (70,115)      (31,502)      (28,429)
- ------------------------------------------------------------------------------------------
      Net cash provided by (used in)
        operating activities                           19,096         6,254        (9,522)

Cash flows from investing activities:
  Capital expenditures                                (63,405)      (18,975)      (14,218)
  Purchase of short-term investments                 (348,204)      (14,194)           --
  Sale of short-term investments                      289,968            --            --
  Purchase of restricted investments                       --        (9,928)           --
  Acquisition of Drytek, Inc., net of cash acquired        --        (5,785)           --
  Other                                                (3,026)       (2,102)       (2,731)
- ------------------------------------------------------------------------------------------
      Net cash used in investing activities          (124,667)      (50,984)      (16,949)

Cash flows from financing activities:
  Proceeds from issuance of long-term debt              9,468         5,724        71,738
  Principal payments on long-term debt and
    capital lease obligations                          (6,406)       (6,843)       (6,260)
  Proceeds from issuance of common stock              122,092         2,688         2,414
- ------------------------------------------------------------------------------------------
      Net cash provided by financing activities       125,154         1,569        67,892
- ------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents   19,583       (43,161)       41,421
Cash and cash equivalents at beginning of year         24,092        67,253        25,832
- ------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $ 43,675      $ 24,092      $ 67,253
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
Cash payments for interest                           $  6,614      $  4,575      $  1,582
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
Cash payments for income taxes                       $ 31,319      $ 20,289      $  6,065
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Lam Research Corporation / 22

                               Consolidated Statements of Stockholders' Equity (in thousands)

- -------------------------------------------------------------------------------------------------------------
                                             Common     Common        Additional
                                              Stock      Stock           Paid-in        Retained
                                             Shares     Amount           Capital        Earnings       Total
- --------------------------------------------------------------------------------------------------------------
Balance at June 30, 1992                     22,290        $22          $ 81,939        $ 24,631      $106,592
Sale of Common Stock, net of repurchases        774          1             2,413              --         2,414
Income tax benefit from stock option
  transactions                                   --         --             1,735              --         1,735
Common Stock issued to acquire
  Monkowski-Rhine, Inc.                          78         --               622              --           622
Net income                                       --         --                --          18,907        18,907
- --------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                     23,142         23            86,709          43,538       130,270
Sale of Common Stock, net of repurchases        350          1             2,687              --         2,688
Income tax benefit from stock option
  transactions                                   --         --             4,939              --         4,939
Common Stock issued to acquire
  Monkowski-Rhine, Inc.                          36         --             1,178              --         1,178
Net income                                       --         --                --          37,756        37,756
- --------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                     23,528         24            95,513          81,294       176,831
Sale of Common Stock, net of repurchases      3,747          3           122,089              --       122,092
Income tax benefit from stock option
  transactions                                   --         --             7,128              --         7,128
Net income                                       --         --                --          89,211        89,211
- --------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                     27,275        $27          $224,730        $170,505      $395,262
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                               Lam Research Corporation / 23

Notes to Consolidated Financial Statements
June 30, 1995

   -------------------------------------------
A  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

INVESTMENTS

Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115), which requires investments in debt and marketable equity securities to be classified as either held-to-maturity, trading or available-for-sale. The Company reviewed its portfolio and determined that its investments are to be classified as either available-for-sale or held-to-maturity. Under FAS 115, securities classified as available-for-sale are stated at fair value and any difference between an investment's cost and its fair value is recorded in stockholders' equity. Debt securities classified as held-to-maturity are stated at amortized cost.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company adjusts the carrying value of excess or obsolete inventory as appropriate.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are stated at cost. Equipment is depreciated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized by the straight-line method over the shorter of the life of the related asset or the term of the lease. Amortization of equipment under capital leases is included with depreciation.

REVENUE RECOGNITION

Sales of the Company's products are generally recorded upon shipment. Estimated costs to be incurred by the Company related to product installation and warranty fulfillment are accrued at the date of shipment.

FOREIGN CURRENCY

The Company has foreign sales and service operations. With respect to all foreign subsidiaries excluding Japan, the functional currency is the U.S. dollar and transaction and translation gains and losses are included in net income and have not been material in any year presented. Due to the changing nature of the operation of the Company's Japanese subsidiary, effective January 1, 1994, the Company determined that the functional currency of this subsidiary is the Japanese yen. Accordingly, translation gains and losses related to the Japan subsidiary are included as a component of stockholders' equity subsequent to January 1994, but have not been material through June 30, 1995.

INCOME PER SHARE

Income per share computations are based upon the weighted average number of shares of Common Stock and common stock equivalents outstanding during the year. The common stock equivalents include shares issuable upon the assumed exercise of the stock options reflected under the treasury stock method. The convertible subordinated debentures are not common stock equivalents and, accordingly, are excluded from the calculation of primary income per share. Fully diluted income per share includes the effect of the convertible subordinated debentures and net income is adjusted to reflect the exclusion of net interest expense and net amortization expense of debt issuance costs related to the debentures assuming their conversion at the beginning of the period.



Lam Research Corporation / 24

INCOME TAXES

In February 1992, the Financial Accounting Standards Board issued FAS No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the standard as of July 1, 1993, the beginning of fiscal year 1994. Adoption of FAS 109 had no current or cumulative impact on the Company's income at the date of adoption. As permitted by FAS 109, the Company has elected not to restate the financial statements for the years prior to adoption.

   -------------------------------------------
B  Company and Industry Information

Lam Research Corporation is a leading supplier of technically complex thin film processing equipment used in primary stages of semiconductor manufacturing. The Company's product offerings include single wafer plasma etch systems with a wide range of applications and chemical vapor deposition
(CVD) systems. The Company sells its products primarily to large companies involved in the production of semiconductors in the United States, Europe, Japan and Asia Pacific. Credit evaluations are performed on all customers and the Company usually does not require collateral on sales.

   During fiscal 1995, the Company entered into two agreements totaling approximately $70,000,000 to sell specific Japanese yen-denominated receivables subject to recourse provisions. At June 30, 1995, $37,612,000 of receivables had been sold to the bank, of which $30,107,000 remained uncollected by the bank at June 30, 1995.

   One customer accounted for 11%, 14% and 15% of sales for fiscal 1995, 1994 and 1993, respectively. Another customer accounted for 10% of sales for fiscal 1994.

   The Company operates in four geographic regions, the United States, Europe, Japan and Asia Pacific. The following is a summary of local operations by geographic region at June 30:

- --------------------------------------------------------------
(in thousands)                  1995        1994       1993
- --------------------------------------------------------------
Revenues:
  United States             $820,418    $491,909   $262,268
  Europe                      38,604      23,776     10,913
  Japan                       52,923       5,705        946
  Asia Pacific                38,162      13,522      4,376
  Elimination               (139,550)    (41,217)   (13,465)
- --------------------------------------------------------------
Total                       $810,557    $493,695   $265,038
- --------------------------------------------------------------
- --------------------------------------------------------------
Operating income (loss):
  United States             $111,284    $ 57,694   $ 27,959
  Europe                       9,874       7,902      1,902
  Japan                          520         793         44
  Asia Pacific                13,199       2,885     (1,679)
  Elimination                (16,485)     (9,068)       (73)
- --------------------------------------------------------------
Total                       $118,392    $ 60,206   $ 28,153
- --------------------------------------------------------------
- --------------------------------------------------------------
Identifiable assets:
  United States             $772,696    $411,838   $271,745
  Europe                      28,936      26,067      6,220
  Japan                       64,135      10,993      5,149
  Asia Pacific                32,832      15,346      5,660
  Elimination               (215,950)    (82,747)   (19,935)
- --------------------------------------------------------------
Total                       $682,649    $381,497   $268,839
- --------------------------------------------------------------
- --------------------------------------------------------------


   Sales between geographic areas are accounted for at prices which the Company believes are arm's length prices, which in general are in accordance with the rules and regulations of the respective governing authorities. Total export reve-nues consisting of sales from the Company's U.S. operating subsidiary to nonaffiliated customers by geographic region for years ended June 30 are as follows:

- --------------------------------------------------------------
(in thousands)                  1995        1994       1993
- --------------------------------------------------------------
Asia Pacific                $173,549    $102,763   $ 56,591
Europe                       105,349      73,563     39,417
Japan                         29,477      19,612      9,388
- --------------------------------------------------------------
                            $308,375    $195,938   $105,396
- --------------------------------------------------------------
- --------------------------------------------------------------

                                               Lam Research Corporation / 25

   -------------------------------------------
C  Financial Instruments

During fiscal 1995, the Company adopted FAS 115 "Accounting for Certain Investments in Debt and Equity Securities."

   Due to insignificant differences at the date of adoption of FAS 115 between cost and fair value of the Company's investments in debt and equity securities, the adoption of FAS 115 had no effect on the Company's financial statements. In accordance with FAS 115, prior period financial statements have not been restated.

   Investments at June 30, 1995 are comprised of the following:

- --------------------------------------------------------------------------------
                                             Gross         Gross     Estimated
                                        Unrealized    Unrealized          Fair
(in thousands)                  Cost         Gains        Losses         Value
- --------------------------------------------------------------------------------
Available-for-Sale:
  Commercial Paper            $12,983     $  --         $  --        $12,983
  Institutional
    Money Markets              15,050        --            --         15,050
  US Treasury Notes             1,973        --            --          1,973
- --------------------------------------------------------------------------------
  Amounts included
    in cash and
    cash equivalents           30,006        --            --         30,006
- --------------------------------------------------------------------------------
  Floating Rate
    Municipal Bonds            50,334        --            --         50,334

  Money Market
    Preferred Issues            7,000        --            --          7,000
- --------------------------------------------------------------------------------
  Amounts included
    in short-term
    investments                57,334        --            --         57,334
- --------------------------------------------------------------------------------
  Total
    Available-for-sale        $87,340     $  --         $  --        $87,340
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Held-to-Maturity:
  US Treasury Notes           $25,024     $  --         $(509)       $24,515
- --------------------------------------------------------------------------------
  Amounts included
    in restricted cash        $25,024     $  --         $(509)       $24,515
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

   The amortized cost and estimated fair value of investments in debt securities at June 30, 1995, by contractual maturities are as follows:

- ------------------------------------------------------------------
                                                        Estimated
                                                             Fair
(in thousands)                               Cost           Value
- ------------------------------------------------------------------
Due in less than one year                $ 87,340        $ 87,340
Due after one year through
  five years                               25,024          24,515
- ------------------------------------------------------------------
Total investments in debt securities     $112,364        $111,855
- ------------------------------------------------------------------
- ------------------------------------------------------------------

   During fiscal 1995, the Company transferred $15,096,000 of short-term investments to restricted investments to comply with the collateral requirements under a facility lease agreement.

   The carrying and fair values of the Company's other financial instruments at June 30 are as follows:

- -----------------------------------------------------------------------------------
                                        1995                      1994
                                            Estimated                 Estimated
                                Carrying         Fair      Carrying        Fair
(in thousands)                     Value        Value         Value       Value
- -----------------------------------------------------------------------------------
Cash & cash
  equivalents                    $43,675     $ 43,675       $24,092     $24,092

Convertible
  subordinated
  debentures                     $66,000     $169,868       $66,000     $83,160

Other long-term
  debt                           $37,500     $ 37,200       $19,673     $19,963
- -----------------------------------------------------------------------------------

   The fair values of the Company's short-term investments, restricted investments, and convertible subordinated debentures are based on quoted market prices at June 30, 1995 and 1994. The fair value of the Company's other long-term debt is estimated based on the current rates offered to the Company for similar debt instruments of the same remaining maturities.

   During the fourth quarter of fiscal 1995, the Company sold all of its shareholdings of Brooks Automation, Inc., (Brooks) for a pre-tax gain of $10,399,000, which is included as other income. At June 30, 1995, the receivable related to the sale of these securities is included in other current assets. The shares the Company sold were included as part of a Brooks secondary public offering of common stock on June 27, 1995. Roger Emerick, the Company's Chief Executive Officer, serves on the board of directors of Brooks.

Lam Research Corporation / 26

   -------------------------------------------
D  Derivative Financial Instruments

During fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (FAS 119).

   The Company enters into forward foreign currency exchange contracts to hedge the value of Japanese yen-denominated sales transactions against fluctuations in exchange rates. The purpose of entering into these forward yen contracts is to attempt to minimize the impact of exchange rate fluctuations on the value of the yen-denominated assets and liabilities. Substantially all forward contracts entered into by the Company have maturities of 360 days or less. The realized and unrealized gains and losses on these contracts are deferred and are offset against realized and unrealized gains and losses from the settlement of the related yen receivables. At June 30, 1995, the Company had forward contracts to sell $30,701,000 in Japanese yen. The unrealized gain on these contracts at June 30, 1995 was $464,000. The realized losses on forward yen contracts during fiscal 1995 were offset by underlying gains on the receivables. At June 30, 1994, the outstanding face amounts of currency forward contracts was approximately $8,000,000, all of which hedge Japanese yen purchase commitments from Japanese customers.

   In May 1993, the Company entered into a three year interest-rate swap agreement with a third party which is scheduled to mature in May 1996. Under the agreement the third party is assuming 4.5% of the 6% fixed interest rate payments related to the Company's $66,000,000 convertible subordinated debentures while the Company is assuming variable interest rate (equal to the six-month London Interbank Offered Rate (LIBOR), 6.375% at June 30, 1995) payments of the third party on a like principal amount. The net amount of interest payments assumed by the third party and interest payments made by the Company is included in interest expense. The fair value of the liability related to the Company's interest rate swap was $1,216,000 at June 30, 1995.

   -------------------------------------------
E  Inventories

Inventories consist of the following at June 30:

- ------------------------------------------------------------
(in thousands)                        1995            1994
- ------------------------------------------------------------
Raw materials                     $ 80,910        $ 52,018
Work-in-process                     73,183          50,189
Finished goods                      17,308          13,362
- ------------------------------------------------------------
                                  $171,401        $115,569
- ------------------------------------------------------------
- ------------------------------------------------------------

   -------------------------------------------
F  Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at June 30:

- ------------------------------------------------------------
(in thousands)                        1995            1994
- ------------------------------------------------------------
Equipment                         $ 80,910        $ 65,653
Furniture and fixtures              25,372          14,815
Leasehold improvements              64,707          32,237
- ------------------------------------------------------------
                                   170,989         112,705

Less allowance for depreciation
 and amortization                  (53,418)        (50,956)
- ------------------------------------------------------------
                                  $117,571        $ 61,749
- ------------------------------------------------------------
- ------------------------------------------------------------

   -------------------------------------------
G  Other Assets

Patents and other intangibles are amortized on a straight-line basis over their estimated useful lives. Debt issuance costs related to the convertible subordinated debentures issued by the Company in May 1993 are being amortized ratably over ten years. Accumulated amortization of patents, other intangibles, and debt issuance costs was $522,000 and $3,951,000 at June 30, 1995 and 1994, respectively. In the fourth quarter of fiscal 1995, the Company determined the future usefulness of certain capitalized patents and other intangibles was in significant doubt and that the carrying value of these assets would not be realized through future cash flows. Accordingly, the Company wrote off the net book value ($1,960,000) of these assets.


                                               Lam Research Corporation / 27

   -------------------------------------------
H  Accrued Expenses and Other Liabilities

The significant components of accrued expenses and other liabilities consist of the following at June 30:

- ------------------------------------------------------------
(in thousands)                        1995            1994
- ------------------------------------------------------------
Warranty, installation, and
  product improvement reserves     $40,986         $21,609
Accrued compensation                22,260          12,471
Income and other taxes payable      22,546          11,641
Other                               12,841           7,145
- ------------------------------------------------------------
                                   $98,633         $52,866
- ------------------------------------------------------------
- ------------------------------------------------------------

   -------------------------------------------
I  Lines of Credit, Long-Term Debt and
   Capital Lease Obligations

Long-term debt and capital lease obligations at June 30 consist of the following:

- ------------------------------------------------------------
(in thousands)                        1995            1994
- ------------------------------------------------------------
6% convertible subordinated
  debentures due 2003,
  convertible into 2,640,000
  shares of Common Stock
  at $25 per share at any time
  prior to maturity               $ 66,000         $66,000

Japanese yen-denominated bank
  loans with fixed interest rates
  from 3.5% to 4.9%; principal
  payable in quarterly installments
  from July 1995 to April 2003      16,572           7,919

Notes payable to leasing
  companies with interest rates
  from 4.9% to 11.2%, payable
  in monthly installments
  through July 1996                  2,391           4,826

Long-term obligation for
  technology rights                  2,250           4,250

Capitalized lease obligations
  with varying interest rates
  from 6.3% to 10.5%                15,508           2,517

Other                                  779             161
- ------------------------------------------------------------
                                   103,500          85,673
Less current portion                (7,572)         (6,830)
- ------------------------------------------------------------
                                  $ 95,928         $78,843
- ------------------------------------------------------------
- ------------------------------------------------------------

   The Company has lines of credit available with four banks totalling $50,000,000 on which borrowings bear interest at the bank's prime rate or 1% over either the three month LIBOR rate or Eurodollar rate. No borrowings were outstanding at June 30, 1995 or June 30, 1994. The Company's lines of credit restrict the Company from paying dividends. These lines expire between September 1995 and June 1996, and the Company expects to renegotiate extensions on all of them with similar terms.

   The notes payable to leasing companies are collateralized by equipment additions with a cost equal to the original principal amount of the notes.

   At June 30, 1995, future maturities of long-term debt and minimum payments for capital lease obligations are as follows:

- ------------------------------------------------------------------------------
                                                  Capital
Year ending June 30             Long term           Lease
(in thousands)                       Debt      Obligations        Total
- ------------------------------------------------------------------------------
1996                              $ 4,782          $ 5,726     $ 10,508
1997                                5,194            5,194       10,388
1998                                3,815            4,283        8,098
1999                                2,881            2,104        4,985
2000                                1,968              479        2,447
Thereafter                         69,352               --       69,352
Less amounts  representing interest    --           (2,278)      (2,278)
- ------------------------------------------------------------------------------
                                  $87,992          $15,508     $103,500
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

   Long-term debt and capital lease obligations are collateralized by equipment included in equipment and leasehold improvements with a cost and accumulated depreciation and amortization of $27,009,000 and $(16,136,000), respectively, at June 30, 1995, and $18,296,000 and $(11,613,000),
respectively, at June 30, 1994.

   -------------------------------------------
J  Incentive Stock Option Plans and
   Stock Purchase Plan

The Company has adopted incentive stock option plans that provide for the granting to qualified employees of incentive stock options to purchase shares of Common Stock.

Lam Research Corporation / 28

In addition, the plans permit the granting of nonstatutory stock options to paid consultants and employees and provide for the automatic grant of nonstatutory stock options to outside directors. The option price is determined by the Board of Directors, but in no event will it be less than the fair market value on the date of grant (no less than 85% of the fair market value at the date of grant in case of nonstatutory options). Options granted under the plans vest over a period determined by the Board of Directors. Under the automatic grant program, each outside director receives an option exercisable for 6,000 shares of Common Stock during January of each year with the exercise price equal to the fair market value on date of grant.

   A summary of incentive stock option plan transactions follows:

- ------------------------------------------------------------------------
                           Authorized     Outstanding     Option Price
- ------------------------------------------------------------------------
June 30, 1992                 710,467       1,706,602      $ 0.34-9.21
Granted                      (524,400)        524,400       8.17-20.21
Exercised                          --        (674,243)       0.34-9.21
Cancelled                      46,247         (46,247)       2.04-5.83
Expired                        (6,195)             --               --
- ------------------------------------------------------------------------
June 30, 1993                 226,119       1,510,512       0.34-20.21
Additional amount
  authorized                  900,000              --               --
Granted                      (743,225)        743,225      26.29-35.88
Exercised                          --        (281,528)      0.34-20.00
Cancelled                     100,589        (100,589)      0.34-35.88
Expired                        (9,767)             --               --
- ------------------------------------------------------------------------
June 30, 1994                 473,716       1,871,620       2.04-35.88
Additional amount
  authorized                1,075,000              --               --
Granted                      (820,600)        820,600      28.00-63.88
Exercised                          --        (563,965)      2.04-35.88
Cancelled                      49,654         (49,654)      1.70-50.63
Expired                        (5,481)             --               --
- ------------------------------------------------------------------------
June 30, 1995                 772,289       2,078,601      $2.04-63.88
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------

   At June 30, 1995, 2,850,890 shares of Common Stock were reserved for future issuance under the stock option plans and options to purchase 698,864 shares were exercisable at a range of $2.04-$36.63.

   Common Stock is sold to employees under the 1984 Employee Stock Purchase Plan. The purchase price per share is the lower of 85% of the fair market value of the Common Stock on the first or last day of a six-month offering period. A total of 808,932 shares of the Company's Common Stock was issued under the plan through June 30, 1995 at prices ranging from $2.65 to $32.67 per share. At June 30, 1995, 378,568 shares remain available for sale under this plan.

   -------------------------------------------
K  Profit Sharing Plan and Benefit Plan

During fiscal 1995, the Company revised the profit sharing plan for its domestic employees. Distributions to employees by the Company are made quarterly based upon a percentage of base salary provided that a threshold level of the Company's financial performance is met. Upon achievement of the threshold, the profit sharing is awarded based upon performance against certain corporate financial and operating goals. Prior to fiscal 1995, distributions to the domestic employees under the profit sharing plan were made semi-annually based on 5% of pretax income provided certain minimum net income goals were met. Profit sharing plan expense for fiscal 1995, 1994 and 1993 was $9,506,000, $3,008,000, and $1,422,000 respectively.

   The Company maintains a 401(k) retirement savings plan for its full-time domestic employees. Each participant in the plan may elect to contribute 2% to 20% of his or her annual salary to the plan, subject to statutory limitations. Beginning January 1, 1994, the Company began to match employee contributions to the plan at the rate of 50% of the first 6% of salary contributed. The Company match expense for fiscal 1995 and 1994 was $2,342,000 and $770,000, respectively.


                                               Lam Research Corporation / 29

   -------------------------------------------
L  Commitments

The Company leases its administrative, research and development, and manufacturing facilities, regional sales/service offices and certain equipment under noncancelable operating leases, which expire at various dates through 2005. All of the Company's facility leases for buildings located at its Fremont, California headquarters and certain other operating leases provide the Company an option to extend the lease for additional periods. Certain of the Company's other facility leases provide for periodic rent increases based on the general rate of inflation.

   Future minimum lease payments for the years ended June 30 and in the aggregate under operating leases consist of the following:


- -------------------------------------------------
(in thousands)
- -------------------------------------------------
1996                            $ 18,720
1997                              15,398
1998                              12,746
1999                               8,819
2000                               8,230
  Thereafter                      40,125
- -------------------------------------------------
                                $104,038
- -------------------------------------------------
- -------------------------------------------------

   During fiscal 1994, the Company entered into a lease for a new research and development facility at its Fremont headquarters. Under the terms of a pledge agreement related to this lease, the Company is required to provide collateral (restricted investments) for 110% of the construction costs. The restricted investments were $25,024,000 at June 30, 1995.

   Total rental expense for all leases amounted to approximately $9,528,000, $6,173,000, and $5,370,000 for the years ended June 30, 1995, 1994 and 1993, respectively.

   -------------------------------------------
M  Licensing/Royalty Agreements

The Company has an agreement with Sumitomo Metal Industries, Ltd. (Sumitomo) giving the Company the right to distribute Sumitomo's ECR CVD systems in the United States and Europe while giving Sumitomo the right to distribute Lam's Rainbow etch systems in Japan. The Company's sales of Rainbow (for the entire fiscal year 1995) and TCP (through October 1994) etch systems to Sumitomo were approximately $18,800,000, $23,300,000, and $9,800,000, for fiscal 1995,
1994, and 1993, respectively. Royalty income earned from Sumitomo for fiscal 1995, 1994 and 1993 amounted to approximately $1,700,000, $1,800,000, and
$1,300,000.

   The Company also receives royalty income from Tokyo Electron, Limited
(TEL) under a licensing agreement signed in fiscal 1987 and extended in fiscal 1992. For the years ended June 30, 1995, 1994 and 1993, the Company earned approximately $10,500,000, $7,000,000, and $3,300,000, of royalty income, respectively from TEL.

   During fiscal 1995, the Company earned $100,000 of royalty income from other sources.

   -------------------------------------------
N  Income Taxes

Income tax expense consists of the following:

- ----------------------------------------------------------------
(in thousands)                1995         1994         1993
- ----------------------------------------------------------------
Federal:
  Current                  $36,093      $23,544       $7,025
  Deferred                 (10,247)     (13,310)      (2,808)
- ----------------------------------------------------------------
                            25,846       10,234        4,217
State:
  Current                    6,131        3,572        1,728
  Deferred                  (2,282)          --           --
- ----------------------------------------------------------------
                             3,849        3,572        1,728
Foreign:
  Current                    8,538        5,595        2,158
- ----------------------------------------------------------------
                           $38,233      $19,401       $8,103
- ----------------------------------------------------------------
- ----------------------------------------------------------------

   Actual current tax liabilities are lower than reflected above for fiscal years 1995, 1994 and 1993 by $7,128,000, $4,939,000 and $1,735,000
respectively, for the stock

Lam Research Corporation / 30
option deduction benefits recorded as a credit to stockholders' equity.

   Under FAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets as of June 30, are as follows:

- ----------------------------------------------------------
(in thousands)                          1995         1994
- ----------------------------------------------------------
Deferred tax assets:
  Inventory valuation differences    $15,969      $ 8,330
  Accounting reserves and
    accruals deductible in
    different periods                 16,809        8,901
  Other                                   --          306
- ----------------------------------------------------------
Total deferred tax assets             32,778       17,537
Deferred tax liabilities:
  Other                               (2,712)          --
- ----------------------------------------------------------
Total deferred tax liabilities        (2,712)          --
- ----------------------------------------------------------
Net deferred tax assets              $30,066      $17,537
- ----------------------------------------------------------
- ----------------------------------------------------------

   The Company believes its future income will be sufficient to realize its net deferred tax assets.

   A reconciliation of income tax expense provided at the federal statutory rate (35% in 1995 and 1994, and 34% in 1993) to income tax expense follows:

- ----------------------------------------------------------------
(in thousands)                1995         1994          1993
- ----------------------------------------------------------------
Income tax expense
  computed at federal
  statutory rate           $44,605      $20,005        $9,183
Tax credits used            (2,800)        (701)       (1,575)
State income taxes,
  net of federal
  tax benefits               2,502        2,322         1,140
Foreign sales
  corporation tax
  benefits                  (5,250)      (2,038)       (1,099)
Other                         (824)        (187)          454
- ----------------------------------------------------------------
                           $38,233      $19,401        $8,103
- ----------------------------------------------------------------
- ----------------------------------------------------------------

   Income from foreign operations for fiscal years 1995, 1994 and 1993 was $17,830,000, $12,859,000, and $3,235,000, respectively.

   -------------------------------------------
O  Acquisition of Drytek, Inc.

On July 1, 1993, the Company purchased the assets and assumed the liabilities of Drytek, Inc. (a Massachusetts corporation and wholly-owned subsidiary of General Signal Corporation (GSC), a New York corporation). The purchase price was approximately $5,800,000 in cash. The assets acquired consisted primarily of accounts receivable, inventory and fixed assets, while the liabilities assumed consisted primarily of trade accounts payable and other specified general liabilities. Drytek, Inc. was a manufacturer of semiconductor etch equipment since its founding in 1980.

   -------------------------------------------
P  Litigation

In October 1993, Varian Associates, Inc. (Varian) brought suit against the Company in the United States District Court, Northern District of California, seeking monetary damages and injunctive relief based on the Company's alleged infringement of certain patents held by Varian. The lawsuit is in the late stages of discovery. The Company has asserted defenses of invalidity and unenforceability of the patents that are the subject of the lawsuit, as well as noninfringement of such patents by the Company's products. While litigation is subject to inherent uncertainties and no assurance can be given that the Company will prevail in such litigation or will obtain a license under such patents on commercially reasonable terms or at all if such patents are held valid and infringed by the Company's products, the Company believes that the Varian lawsuit will not have a material adverse effect on the Company's consolidated financial statements.

   In addition, the Company is from time to time notified by various parties that it may be in violation of certain patents. In such cases, it is the Company's intention to seek negotiated licenses where it is considered appropriate. The outcome of these matters will not, in management's opinion, have a material impact on the Company's consolidated financial position, operating results or cash flows.


Lam Research Corporation / 31

Report of Ernst & Young LLP, Independent Auditors


Board of Directors
Lam Research Corporation
Fremont, California

We have audited the accompanying consolidated balance sheets of Lam Research Corporation as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lam Research Corporation at June 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP


August 3, 1995
San Jose, California


                                               Lam Research Corporation / 32

                                                      Corporate Directory

Board of Directors

Roger D. Emerick
Chairman of the Board and
Chief Executive Officer
Lam Research Corporation

Osamu Kano*
Chairman of Lam Research Co., Ltd.
and President of Innoquest Corporation

David G. Arscott*+
General Partner
Compass Technology Partners

Jack R. Harris*+
President
Optical Specialties Inc.

Grant M. Inman*+
General Partner
Inman & Bowman

Officers

Roger D. Emerick
Chairman of the Board
Chief Executive Officer

Henk J. Evenhuis
Senior Vice President, Finance,
Chief Financial Officer

Alexander M. Voshchenkov
Vice President and
Chief Technical Officer

Raymond L. Degner
Senior Vice President

Robert C. Fink
Executive Vice President

G. Dennis Key
Vice President

Richard H. Lovgren
Vice President, General Counsel
and Secretary

Larry N. Stewart
Vice President

Hsui-Sheng (Way) Tu
Vice President

Thomas O. Yep
Vice President

Corporate Headquarters

Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538
Telephone: (510) 659-0200
Fax: (510) 572-6454

Worldwide Sales and Support Offices

DOMESTIC

Tempe, Arizona
Costa Mesa, California
Fremont, California
San Jose, California
Colorado Springs, Colorado
Bradford, Connecticut
Danbury, Connecticut
Boise, Idaho
Franklin, Massachusetts
Wilmington, Massachusetts
Albuquerque, New Mexico
Fishkill, New York
Aloha, Oregon
Austin, Texas
Richardson, Texas
Williston, Vermont
Vancouver, Washington

INTERNATIONAL

Beijing, China
Shanghai, China
Grenoble, France
Mennecy, France
Achenmuhle, Germany
Leixlip, County Kildare, Ireland
Milan, Italy
Jerusalem, Israel
Sagamihara, Japan
CheonAn, Korea
East Kilbride, Scotland
Singapore
Hsin-Chu, Taiwan

Legal Counsel

Wilson, Sonsini, Goodrich
& Rosati, P.C.
Palo Alto, California

Independent Auditors

Ernst & Young LLP
San Jose, California

Transfer Agent and Registrar
For a response to questions regarding
misplaced stock certificates, changes
of address, or the consolidation of
accounts, please contact the Company's
transfer agent.

Chemical Mellon Shareholders Services
50 California Street, 10th Floor
San Francisco, California 94111
(800) 356-2017

Investor Relations

Lam Research Corporation welcomes
inquiries from its stockholders and other interested investors. For further information on the Company's activities, additional copies of this report, the Form 10-K or other financial materials, please contact:

Lam Research Corporation
Investor Relations Department
4650 Cushing Parkway
Fremont, California 94538
(510) 572-6820

Stock Listing

The Company's Common Stock is
traded in the over-the-counter market
on the Nasdaq National Market under
the symbol LRCX.

Annual Meeting

The annual meeting of stockholders
will be held at 10:00 a.m. on Thursday,
October 26, 1995 at the Company's
corporate headquarters.



*Design: Heiney & Craig, Inc., San Francisco
*Member of Audit Committee
+Member of Compensation Committee