Form 10-K405, Exhibit 13
period 1997-06-30
LAM RESEARCH CORP
filed 1997-09-26
CIK 707549

                            Selected Financial Data
                     (in thousands, except per share data)

Year ended June 30,                                      1997            1996           1995            1994          1993
=============================================================================================================================
Operations:
Total revenue                                         $  1,002,404    $  1,276,884   $    810,557    $    493,695    $265,038
Gross profit                                               312,945         613,703        391,739         227,664     125,110
Restructuring charge                                         9,021              --             --              --          --
Operating income (loss)                                    (63,789)        212,935        118,392          60,206      28,153
Net income (loss)                                          (33,634)        141,091         89,211          37,756      18,907
Net income (loss) per share
   Primary                                            $      (1.10)   $       4.92   $       3.27    $       1.55    $   0.79
   Fully diluted                                      $      (1.10)   $       4.67   $       3.06    $       1.51    $   0.79
Balance sheet:
Working capital                                       $    416,932    $    470,192   $    337,386    $    171,918    $154,723
Total assets                                               965,449         969,365        682,649         381,497     268,839
Long-term obligations, less current portion                 45,706          52,926         95,928          78,843      79,066
-----------------------------------------------------------------------------------------------------------------------------

 Quarterly 1997                                                            1st              2nd             3rd              4th
=================================================================================================================================
Total revenue                                                          $    282,759    $    241,356   $    215,602    $    262,687
Gross profit                                                                115,106          88,124         11,442          98,273
Restructuring charge                                                          9,021              --             --              --
Operating income (loss)                                                      15,678           3,592        (80,499)         (2,560)
Net income (loss)                                                            10,610           2,493        (44,779)         (1,958)
Net income (loss) per share
   Primary                                                             $       0.35    $       0.08   $      (1.46)   $      (0.06)
   Fully diluted                                                       $       0.35    $       0.08   $      (1.46)   $      (0.06)
Price range per share                                                  $20.00-28.88    $24.00-38.25   $27.13-43.25    $23.38-38.63
----------------------------------------------------------------------------------------------------------------------------------

Quarterly 1996                                                                1st             2nd            3rd             4th
==================================================================================================================================
Total revenue                                                          $    263,244    $    290,517   $    346,639    $    376,484
Gross profit                                                                128,537         142,010        167,970         175,186
Operating income                                                             44,970          50,378         57,755          59,832
Net income                                                                   30,467          33,479         38,649          38,496
Net income per share
   Primary                                                             $       1.07    $       1.18   $       1.37    $       1.29
   Fully diluted                                                       $       1.00    $       1.12   $       1.28    $       1.27
Price range per share                                                  $56.75-73.38    $45.38-68.50   $32.00-52.50    $24.50-45.50
----------------------------------------------------------------------------------------------------------------------------------

Stock and Dividend Information:

Common Stock of Lam Research Corporation (Lam or the Company) is traded in the over-the-counter market under the Nasdaq National Market symbol LRCX. The price range per share is the highest and lowest bid prices as reported by the National Association of Security Dealers, Inc.

As of June 30, 1997, the Company had 1,012 stockholders of record.

No cash dividends have been declared or are anticipated to be paid by the Company as all available funds are intended to be employed in the development of the business, and the Company's financing agreements restrict the payment of dividends.

                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations


     With the exception of historical facts, the statements contained in this discussion are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the Safe Harbor provisions created by that statute. Such forward-looking statements include, but are not limited to, statements that relate to the Company's future revenue, royalty income, gross margins, levels of research and development and operating expenses, management's plans and objectives for future operations of the Company, the effects of the Company's merger with OnTrak Systems, Inc. (OnTrak), and the sufficiency of financial resources to support future operations and capital expenditures. Such statements are based on current expectations that involve risks and uncertainties, including those discussed below and under the heading Risk Factors, that could cause actual results to differ materially from those expressed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes presented thereto on pages 22 to 35 of this Annual Report for a full understanding of the Company's financial position and results of operations.

Results of Operations

  The following table sets forth, for the fiscal years indicated, certain income and expense items as a percentage of total revenue:

Year ended June 30,                       1997     1996     1995
=================================================================
Net sales                                 98.7%    98.2%    98.5%
Royalty income                             1.3      1.8      1.5
----------------------------------------------------------------
  Total revenue                          100.0    100.0    100.0
Cost of goods sold                        68.8     51.9     51.7
Research and development                  17.0     13.6     15.8
Selling, general and administrative       19.7     17.8     17.9
Restructuring charge                       0.9       --       --
----------------------------------------------------------------
Operating income (loss)                   (6.4)    16.7     14.6
Other income (expense), net               (0.1)    (0.3)     1.1
----------------------------------------------------------------
Income (loss) before income taxes         (6.5)    16.4     15.7
----------------------------------------------------------------
Income tax expense (benefit)              (3.1)     5.3      4.7
----------------------------------------------------------------
Net income (loss)                         (3.4)%   11.1%    11.0%
================================================================

Fiscal 1997 vs. 1996

     Lam's revenue for fiscal year 1997 totaled $1,002.4 million, a 21% decrease from the prior fiscal year total revenue of $1,276.9 million. Overall, revenue was lower in fiscal 1997 due to the reduced demand for Lam's equipment based upon its customers' reduced production capacity requirements in response to a slowdown in the semiconductor market. Also, during fiscal 1997, Lam's product mix began to shift with a higher percentage of revenues contributed by the multi-chamber Alliance and Chemical Vapor Deposition (CVD) products and a lower percentage of revenues derived from the more mature single-chamber Rainbow and Transformer Coupled Plasma (TCP) etch systems. Regionally, revenue reflected a higher percentage attributable to North America sales, with revenue from foreign regions decreasing to 58% of revenue in fiscal 1997 from 64% in fiscal 1996. The Japan region experienced the largest decline in revenue, a 50% decrease from the prior year representing approximately 31% of the total decline in revenue. Total spares and service revenue dollars remained virtually flat in fiscal 1997 compared to fiscal 1996. Service revenue represented approximately 5% of total revenue in fiscal 1997 and fiscal 1996.

     During fiscal 1997, Lam's revenue declined sequentially for three quarters, then increased for the fourth quarter. Lam anticipates that quarterly revenues for the first half of fiscal 1998 are likely to be relatively flat with revenue for the fourth quarter of fiscal 1997. The Company believes that as the industry returns to historical growth rates revenues may increase during the second half of fiscal 1998.

     Royalty income for fiscal 1997 decreased 44% to $12.7 million from $22.8 million in fiscal 1996. The reduction in royalty income was due primarily to the lower royalty rate effective January 1, 1997 under the extended royalty agreement with Tokyo Electron Limited (TEL). The agreement, originally set to expire on December 31, 1996, was renegotiated to a reduced royalty rate of 1% from 5%. Lam expects that royalty income for fiscal 1998 will be significantly lower than fiscal 1997 as 1998 will be the first full fiscal year with royalty income from TEL computed at the reduced rate.

     Lam's gross margin percentage for fiscal 1997 was 31.2% compared to 48.1% for fiscal 1996. As noted above, during fiscal 1997, Lam's product mix shifted from the higher-margin Rainbow and TCP products to the newer, lower-margin Alliance cluster etch and CVD products. Furthermore, as a result of this faster than expected customer transition to the multi-chamber from the single-chamber tools, and continuing revisions to the design and features of such multi-chamber products, during the third quarter of fiscal 1997, Lam established additional reserves for excess and obsolete manufacturing and spare parts inventories and inventory-related commitments of approximately $42.0 million. Lam also re-evaluated its warranty and installation reserves and determined that additional provisions of approximately $15.0 million were required, primarily because the Alliance cluster and CVD tools are more costly to install and fulfill warranty obligations.

                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations


Additionally, the slowdown in the semiconductor industry brought about reduced manufacturing volumes which in turn caused Lam to experience an increase in fixed manufacturing costs as a percentage of revenue. Also contributing to the decline in gross margin percent was an overall decline in the spare parts and service margin caused by a shift whereby a lower percentage of revenue was derived from higher-margin spares and a higher percentage of revenue was derived from lower-margin service.

     While Lam expects that gross margin percentages in the first half of fiscal 1998 will continue to be affected by the slowdown in the semiconductor industry and Lam's related excess manufacturing capacity, the Company anticipates that the gross margin percentages may start to increase in the second half of fiscal 1998.

     Research and development (R&D) expenses decreased to $170.6 million in fiscal 1997 from $173.0 million in fiscal 1996. As a percentage of revenue, R&D expenses increased to 17.0% of revenue in fiscal 1997 compared with 13.6% in fiscal 1996. During the first quarter of fiscal 1997, Lam implemented a restructuring of its operations which eliminated the previously existing business unit structure. As a result of the restructuring, R&D activities were centralized and certain duplicate R&D functions were eliminated. Partially offsetting the overall decrease in R&D spending during fiscal 1997 was an approximate $3.0 million write-off of R&D-related fixed assets during the third quarter of fiscal 1997. Lam believes that in order to remain competitive in the semiconductor equipment industry it must continue to significantly invest in R&D. Over the next five to ten years, Lam intends to invest a significant percentage of R&D resources to create production ready systems that allow Lam's customers to process 300 mm wafers efficiently and effectively. Lam continues to invest in advanced etch applications, and flat panel display (FPD) technology, to develop its CVD technology and to make enhancements to its Alliance and TCP products.

     Selling, general and administrative (S,G&A) expenses decreased $30.7 million in fiscal 1997 from $227.8 million in fiscal 1996. During fiscal 1996, Lam added employees in all administrative areas to accommodate the increase in sales volume. During fiscal 1997, in response to the slowdown in the semiconductor market and the decrease in sales volume, Lam implemented a restructuring of its operations which resulted in a reduction in workforce and initiated programs which reduced expenses and capital spending. Partially offsetting the overall reduction in S,G&A expenses were $6.6 million of bad debt expense for at-risk receivables relating to SubMicron Technology PLC (SubMicron) and an adjustment of approximately $3.0 million for the write-off of certain customer evaluation systems.

     During fiscal 1997, Lam restructured its operations by consolidating its previous business unit structure into a more centralized functional organization. As a result of the restructuring, and in response to market conditions, Lam reduced its workforce by approximately 11% and recorded a charge of $9.0 million related primarily to severance compensation and consolidation of facilities. At June 30, 1997, $1.7 million remains in accrued liabilities relating primarily to executive severance and lease payments on remaining unused facilities. As of June 30, 1997, Lam has made $6.3 million of cash payments relating to the restructuring. Lam anticipates that operating expenses for the first half of fiscal 1998 will remain relatively flat when compared with the second half of fiscal 1997.

     Interest expense for Lam decreased by 35% in fiscal 1997 from fiscal 1996, due primarily to the retirement of the subordinated convertible debentures in the fourth quarter of fiscal 1996. Lam expects that interest expense will increase in future periods due to the additional interest expense which Lam will incur on the Convertible Subordinated Notes, which Lam offered in August 1997 (see Note U). Lam also expects that interest income will increase as a result of the additional cash acquired from sale of the Convertible Subordinated Notes.

     Lam recorded a tax benefit of 48.5% of its pre-tax loss related primarily to the benefit from its operating loss carryback and R&D tax credits for fiscal 1997.

     Lam experienced its first net loss in fiscal 1997 since fiscal 1990. In summary, items that contributed to the net loss included lower revenues due to the slowdown in the semiconductor industry and lower gross margins due to the transition from the higher-margin, mature Rainbow and TCP products to the lower-margin Alliance and CVD products. Additionally, adjustments relating to excess and obsolete manufacturing and spare parts inventory, increased reserves for installation and warranty, a charge for the restructuring of operations and bad debt expenses during the year contributed to the net loss.

     On August 5, 1997, the stockholders of Lam approved the issuance of common stock under the Agreement and Plan of Merger (the Merger Agreement) between Lam and OnTrak. Each share of OnTrak common stock, par value $0.0001 per share (OnTrak Common Stock), was exchanged for 0.83 of a share of Lam common stock, par value $0.001 per share (Lam Common Stock), and each option and right to acquire one share of OnTrak Common Stock was exchanged for options and rights to purchase 0.83 of a share of Lam Common Stock. The transaction will be accounted for as a pooling of interests and is structured to qualify as a tax-free reorganization.

     Lam's merger with OnTrak (the Merger) will give Lam entrance into the chemical mechanical planarization (CMP) market and accordingly Lam anticipates an increase in revenue related to the sale of CMP products. At this time, Lam cannot predict the impact that the Merger will have on future results of operations or financial condition.

                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations


FISCAL 1996 VS. 1995

     Lam's revenue for fiscal year 1996 increased to $1,276.9 million, a 58% increase from the $810.6 million of revenue in fiscal 1995. Lam's TCP products experienced increased sales in all regions and accounted for approximately one half of the overall increase in revenue. Also contributing to the overall increase in revenue for fiscal 1996 were sales of Lam's Rainbow and Alliance products, which when combined accounted for approximately one-third of the increase in revenue. Alliance revenue was particularly strong in the latter half of fiscal 1996, as customers took delivery of the Alliance product in larger quantities. Most of the remainder of the increase in revenue resulted from increased spares and service revenue, which occurred as a result of Lam's increased installed machine base. Lam experienced increased revenue in all geographic regions, with foreign sales increasing to 64% of overall revenue from 54% in fiscal 1995. The Asia Pacific region, excluding Japan, accounted for slightly more than one half of the increase in revenue obtained from foreign sources. Also, the United States, Japan and European regions continued to show increases in revenue, accounting for, in approximately equal amounts, the remainder of the increase.

     Royalty income was $22.8 million in fiscal 1996, an 85% increase over fiscal 1995, due to the increased sales of systems incorporating Lam technology by TEL and Sumitomo Metals Industries, Ltd. (Sumitomo).

     Gross margins were 48.1% for fiscal 1996 compared with 48.3% for fiscal 1995. The slight decrease in gross margins can be attributed to the product mix as Lam sold a relatively higher percentage of the lower-margin TCP and Alliance machines and a relatively lower percentage of the higher-margin Rainbow machines.

     R&D dollar spending increased 35% in fiscal 1996 over fiscal 1995 and as a percentage of revenues decreased by 2.2% to 13.6% in fiscal 1996. R&D spending increased as Lam continued to invest in the development of advanced etch applications, CVD technologies, including the DSM 9800 and DSM 9900, continued enhancements to the TCP and Alliance products, and continued development of Lam's FPD technology. Although R&D expenditures increased due to additional engineering and scientific headcount, R&D expenditures increased at a rate slightly slower than revenue increased. During the quarter ended June 30, 1996, Lam began occupancy in an additional engineering facility at Lam's Fremont campus, which Lam is utilizing under an operating lease.

     S,G&A expenses increased by 57% in fiscal 1996 over fiscal 1995 and decreased slightly as a percentage of sales. During fiscal 1996, Lam added employees in all customer support, sales and administration areas to accommodate the increased sales volume. During fiscal 1996, Lam significantly expanded its foreign facilities: Lam opened a manufacturing facility in Korea, expanded its facilities in Japan and relocated and began the expansion of its Taiwan facility.

     Interest expense for Lam increased by 17% in fiscal 1996 over fiscal 1995, due to additional yen bank borrowings by Lam's Japanese subsidiary, additional interest expense related to an interest rate swap and the increased interest expense associated with the additional capital leases for equipment and leasehold improvements. Other income decreased due to a $10.4 million one-time gain recorded in the fourth quarter of fiscal 1995 from the sale of all of the stock held by Lam in Brooks Automation, Inc., a vendor to Lam.

     The combined effective tax rate was 32.5% for fiscal 1996, an increase over the prior year's 30%, due primarily to the expiration of federal R&D tax credits.

LIQUIDITY AND CAPITAL RESOURCES

     Despite a net loss of $33.6 million for fiscal 1997, operating activities provided approximately $80.2 million in cash flows. Non-cash depreciation and amortization accounted for $53.1 million of the net operating cash flow; partially offsetting the cash flow from depreciation and amortization adjustments was $24.4 million related to additional deferred tax assets recorded as a result of reserves recorded in the third quarter of fiscal 1997 which are not immediately deductible for income tax purposes. Working capital accounts provided $85.1 million in cash flows due to decreases in inventory and accounts receivable, increases in accrued liabilities, and was partially offset by increases in prepaid expenses and other assets. During fiscal 1997, inventories decreased due to the impact of Lam's company-wide inventory reduction program and additional reserves recorded in the third quarter, such decreases were offset by increases in inventory needed to increase worldwide spares capabilities. Lam's asset management efforts and the decrease in revenues contributed to the overall decrease in the accounts receivable balance. Prepaid expenses and other assets increased $19.4 million due to the reclassification of the net balance of some other receivables and increases in prepaid corporate and consumption taxes at Lam's foreign subsidiaries. During fiscal 1997, an additional $60.0 million of cash was provided from the sale of yen-denominated Japanese receivables to a bank. At June 30, 1997, $39.9 million of the total receivables sold under this agreement remained uncollected by the bank and subject to recourse provisions. Lam enters into foreign-currency forward contracts to minimize the impact of exchange rate fluctuations on the value of yen-denominated assets and liabilities. The realized gains and losses on these contracts are deferred and offset against realized and unrealized gains and losses from the settlement of the related yen receivables. The realized losses on yen-forward contracts at June 30, 1997 were offset by gains on the underlying receivables.

                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations


     Net cash used for investing activities during fiscal 1997 was $22.2 million. Net capital expenditures were $39.5 million, primarily for the completion of leasehold improvements. Offsetting cash used for investing were net sales of short-term investments of $29.0 million. Cash totaling $11.7 million was also used to purchase certain technology rights and other investments classified as other assets on Lam's balance sheet.

     Net cash flows provided by financing activities were $4.8 million. Contributing to the cash from financing activities was $13.4 million relating to common stock issuances, primarily for the employee stock purchase and option plans and net cash borrowings of $10.0 million against the syndicated line of credit. Offsetting the cash contributions were payments of capital lease obligations of $18.6 million.

     As of June 30, 1997, Lam had $164.2 million in cash, cash equivalents and short-term investments compared with $130.5 million at June 30, 1996. Lam has a total of $210.0 million available under a syndicated bank line of credit, which is due to expire in December 1998. Borrowings under the line of credit bear interest at the bank's prime rate or 0.7% to 0.9% over London Interbank Offered Rate (LIBOR) and are subject to Lam's compliance with financial and other covenants. Lam received amendments or waivers for certain of its financial covenants in anticipation of the net loss reported for the three and nine month periods ended March 31, 1997. Lam was in compliance with all of the covenants as amended at June 30, 1997. At June 30, 1997, Lam had borrowings against the syndicated bank line of credit of $35.0 million. Borrowings under the line of credit are unsecured. During August 1997, Lam completed an offering of $310.0 million of Convertible Subordinated Notes (the Notes). The Notes bear interest at five percent, mature on September 1, 2002 and are convertible into shares of Lam Common Stock at $87.77 per share. Expenses associated with the offering of approximately $9.0 million will be deferred and will be included in other assets. Such expenses will be amortized to interest expense over the term of the Notes.

     In connection with the issuance of the Notes, the Company received consents and waivers with respect to certain financial and other covenants contained in agreements related to certain existing financial arrangements. In addition, as a consequence of the Merger with OnTrak as well as issuance of the Notes, the Company, on or prior to the end of the fiscal quarter ending September 30, 1997, would be out of compliance with certain other financial covenants unless appropriate amendments or waivers are completed prior to that time. The Company is currently in discussions with lenders that are party to these agreements. Based on these discussions, the Company believes that appropriate amendments or waivers will be obtained prior to fiscal quarter end on terms no less favorable to the Company than the existing terms. In the event any such waivers are not obtained by fiscal quarter end, the Company could be required to terminate the revolving credit facility, purchase certain of its leased facilities, purchase the sold receivables and pay the certain of Japanese term loans.

     Lam's commitments consist primarily of debt obligations and operating and capital lease commitments for its facilities and equipment. Based upon current forecasts, Lam's cash, cash equivalents, short-term investments and available lines of credit at June 30, 1997 as well as the proceeds from the Notes are expected to be sufficient to support anticipated levels of operations and capital expenditures through at least June 30, 1998.

RISK FACTORS

FLUCTUATIONS IN QUARTERLY REVENUES

     The Company's quarterly revenues have fluctuated in the past and may fluctuate in the future. The Company's revenues are dependent on many factors, including but not limited to the economic conditions in the semiconductor industry, customer capacity requirements, the size and timing of the receipt of orders from customers, customer cancellations or delays of shipments, the Company's ability to develop, introduce and market new and enhanced products on a timely basis, the introduction of new products by its competitors, changes in average selling prices and product mix, and exchange rate fluctuations, among others. The Company's expense levels will be based, in part, on expectations of future revenues. If revenue levels in a particular quarter do not meet expectations, operating results could be adversely affected. The Company derives its revenue primarily from the sale of a relatively small number of high-priced systems. The Company's systems including OnTrak's systems can range in price from approximately $150,000 to over $3 million per unit. The sale of fewer systems than anticipated in any quarter may have a substantial negative impact on the operating results for the quarter. The Company's results of operations for a particular quarter could be adversely affected if anticipated orders are not received in time to enable shipment during such quarter, if anticipated shipments are delayed or canceled by one or more customers, or if shipments are delayed due to procurement shortages or manufacturing difficulties. The slowdown in the semiconductor industry and in the construction of new wafer fabrication facilities has resulted in the Company experiencing a reduction in new orders as well as rescheduled and canceled orders. There can be no assurance that this slowdown will not continue. The Company generally realizes a higher margin on sales of its mature etch products, such as Rainbow etch systems, and on revenue from service and spare parts than on sales of Alliance, CVD, FPD and newly released TCP products. Newer products usually have lower margins in the initial phase of production. The impact of these and other factors on the

                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations

Company's revenues and operating results in any future period is difficult for the Company to forecast. There can be no assurance that these and other factors will not materially adversely affect the Company's future business and financial results.

VOLATILITY IN THE SEMICONDUCTOR EQUIPMENT INDUSTRY

     The business of the Company depends on the capital equipment expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The semiconductor industry has been cyclical in nature and historically has experienced periodic downturns. The semiconductor industry has been experiencing a slowdown of product demand and volatility in product pricing. This slowdown and volatility have caused the semiconductor industry to reduce or delay purchases of semiconductor manufacturing equipment and construction of new fabrication facilities. These conditions have adversely affected and may continue to adversely affect the Company's aggregate bookings, revenues and operating results, and no assurance can be given that the Company's bookings, revenue and operating results will not be adversely affected by future downturns in the semiconductor industry. Even during periods of reduced revenues, in order to remain competitive, the Company will be required to continue to invest in R&D and to maintain extensive ongoing worldwide customer service and support capability, which could adversely affect its financial results.

RISKS RELATED TO THE MERGER WITH ONTRAK

Integration of Operations

     The realization of the benefits sought from the Merger between Lam and OnTrak depends on the ability of the combined company to effectively utilize the joint product development capabilities, sales and marketing capabilities, administrative organizations and facilities of the two companies. There can be no assurance that these benefits will be achieved or that the activities of Lam and OnTrak will be integrated in a coordinated, timely and efficient manner. The combination of the two organizations also will require the dedication of management resources, which will detract such persons' attention from the day-to-day business of the Company. There can be no assurance that the integration will be completed without disrupting the Company's business. The inability of Lam and OnTrak to effectively utilize resources and to achieve integration in a timely and coordinated fashion could result in a material adverse effect on the Company's financial condition, operating results and cash flows. There can be no assurance that the Company will retain and successfully integrate its key management, technical, sales and customer support personnel, or that it will obtain any of the anticipated benefits of the Merger.

Substantial Expenses Resulting from the Merger

     Lam estimates that costs associated with the Merger were approximately $17.7 million. Such expenses include investment advisory fees, legal and accounting fees, financial printing costs and other Merger-related costs. Although Lam does not believe that the costs will exceed the aforementioned amount, there can be no assurance that the Company's estimate is correct or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of the two companies. In any event, costs associated with the Merger will negatively impact results of operations in the fiscal quarter ending September 30, 1997.

Potential Dilutive Effect to Stockholders

     Although Lam believes that beneficial synergies will result from the Merger, there can be no assurance that combining the two companies' businesses, even in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently, or as to the period of time required to achieve such result. The issuance of Lam Common Stock in connection with the Merger may have the effect of reducing the Company's net income per share from levels otherwise expected for Lam and could reduce the market price of Lam Common Stock unless revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved.

DEPENDENCE ON NEW PRODUCTS AND PROCESSES; RAPID TECHNOLOGICAL CHANGE

     Rapid technological changes in semiconductor manufacturing processes subject the semiconductor manufacturing equipment industry to increased pressure to maintain technological parity with deep submicron process technology. The Company believes that the future success of the Company will depend in part upon its ability to develop, manufacture and successfully introduce new products and product lines with improved capabilities and to continue to enhance existing products. Due to the risks inherent in transitioning to new products, the Company will be required to accurately forecast demand for new products while managing the transition from older products. If new products have reliability or quality problems, reduced orders, higher manufacturing costs, delays in acceptance of and payment for new products and additional service and warranty expenses may result. In the past, the Company has experienced some delays as well as reliability and quality problems in connection with product introductions, resulting in some of these consequences. There can be no assurance that the Company will successfully develop and manufacture new products, or that new products introduced by the Company will be accepted in the marketplace. If the Company does not successfully introduce new

                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations


products, the Company's results of operations will be materially adversely affected.

     In addition, the Company expects to continue to make significant investments in R&D. The Company also must manage product transitions successfully, as introduction of new products could adversely affect sales of existing products. There can be no assurance that future technologies, processes or product developments will not render the Company's current product offerings obsolete or that the Company will be able to develop and introduce new products or enhancements to existing products which satisfy customer needs in a timely manner or achieve market acceptance. The failure to do so could adversely affect the Company's business. Furthermore, if the Company is not successful in the marketing and selling of advanced processes or equipment to customers with whom the Company has formed strategic alliances, the results of operations of the Company to sell its products to those customers could be adversely affected. In addition, in connection with the development of the Company's new products, the Company will invest in high levels of preproduction inventory, and the failure to complete development and commercialization of these new products in a timely manner could result in inventory obsolescence, which could have an adverse effect on the Company's financial results.

PRODUCT CONCENTRATION; LACK OF PRODUCT REVENUE DIVERSIFICATION

     A substantial percentage of the Company's revenues to date have been derived from a limited number of products, and such products are expected to continue to account for a substantial percentage of the Company's revenues in the near term. Collective sales of the Company's two primary products, Alliance multi-chamber etch cluster tools and TCP single-chamber etch systems, accounted for approximately 66% of Lam and OnTrak's combined machine revenues for the fiscal year ended June 30, 1997. Continued market acceptance of the Company's primary products is therefore critical to the future success of the Company. Any decline in demand for or failure to achieve continued market acceptance of such products or any new version of these products, if any, as a result of competition, technological change, failure of the Company to timely release new versions of these products, or otherwise, could have a material adverse effect on the business, operating results, financial condition and cash flows of the Company. During the quarter ended March 31, 1997, the Company experienced a faster than anticipated transition from its single-chamber etch products to its next generation, multi-chamber etch cluster tools, which has resulted in the need for higher-than-anticipated reserve provisions for excess and obsolete manufacturing and spare parts inventories and additional provisions for installation and warranty costs. These factors, among others, have resulted in the Company reporting a loss for the fiscal year ended June 30, 1997.

DEPENDENCE UPON KEY SUPPLIERS AND KEY DISTRIBUTORS

     Certain of the components and subassemblies included in the products of the Company are obtained from a single supplier or a limited group of suppliers. The Company's key suppliers include Bullen Ultrasonics, Inc., which supplies electrodes, Edwards High Vacuum Inc., Lam's supplier of chillers, and Advanced Energy Industries, Lam's RF generator supplier. Lam purchases in excess of $500,000 of supplies on a monthly basis from these suppliers. Each of these suppliers has a one year blanket purchase contract with Lam under which Lam may issue purchase orders. These contracts may be renewed annually. Each of these suppliers has sold products to Lam during at least the last four years, and Lam has no reason to expect that they will not continue to renew these contracts in the future. Lam believes that alternative sources could be obtained and qualified to supply these products. Nevertheless, a prolonged inability to obtain certain components could have an adverse effect on the Company's operating results and could result in damage to customer relationships.

Highly Competitive Industry

     The semiconductor processing industry is highly competitive. The Company has experienced and expects to continue to face substantial competition throughout the world. A substantial investment is required by semiconductor manufacturers to install and integrate capital equipment into a semiconductor production line. The Company believes that as a result, once a semiconductor manufacturer has selected a particular supplier's capital equipment, the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same supplier. Accordingly, the Company would expect to experience difficulty in selling to a given customer if that customer had initially selected or selects a competitor's capital equipment. The Company believes that to remain competitive, the Company will require significant financial resources in order to offer a broad range of products, to maintain customer service and support centers worldwide, and to invest in product and process R&D.

     The Company intends to continue to invest substantial resources to increase sales of its systems to Japanese semiconductor manufacturers, who represent a substantial portion of the worldwide semiconductor market and whose market is difficult for non-Japanese equipment companies to penetrate. The Company believes that the semiconductor equipment industry is becoming increasingly dominated by large manufacturers who have the resources to support customers on a worldwide basis, and certain of its competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer service and support capabilities than the Company. In addition, there are smaller emerging semiconductor equipment companies that provide innovative technology that may have performance advantages over systems offered by the Company.

     The Company faces significant competitive factors in the etch equipment market which include etch quality, repeatability, process capability and flexibility and overall cost of ownership, including reliability, software automation, throughput, customer support and system price. Although the Company believes that it competes favorably with respect to each of these factors, the Company's ability to compete successfully in this market will depend upon its ability to introduce product enhancements and new products on a timely basis. There can be no assurance that the Company will continue to compete successfully in the future. In the etch equipment market, the Company's primary competitors are Applied Materials, Inc., TEL and Hitachi Ltd.

     The Company faces significant competitive factors in the CVD equipment market, including film quality, flow uniformity, contamination control, temperature control and overall cost of ownership, including throughput, system reliability, cost of consumables, system price and customer support. In the CVD equipment market, the principal suppliers of equipment are Applied Materials, Inc., Canon Sales Co. Inc., Novellus Systems, Inc. and Watkins-Johnson Company.

     The CMP polishing system under development by the Company is expected to face significant competition from multiple current and future competitors. Companies currently offering polishing systems include Applied Materials, Inc., Cybeq Systems, Ebara Corporation, Integrated Process Equipment Corp. (IPEC), SpeedFam Corp., Strasbaugh and Sumitomo. IPEC currently has the largest installed base of CMP polishers and also offers an integrated CMP polishing and cleaning system. Lam believes that other companies are developing polishing systems and are planning to introduce new products to this market before or during the same time frame as the Company's planned introduction of its CMP polishing system.

     In CMP slurry removal and cleaning applications, OnTrak's principal competitor is Dainippon Screen Manufacturing Co. Ltd. (Dainippon Screen). OnTrak expects that it will face increased competition from IPEC, which currently offers a slurry removal cleaning system, and SpeedFam, as well as others as the CMP market continues to develop. In general cleaning applications, OnTrak competes against Dainippon Screen and others.

     The Company expects its competitors to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price and performance characteristics. If the Company's competitors enter into strategic relationships with leading semiconductor manufacturers covering etch, CMP or CVD products similar to those sold or being developed by the Company, the Company's ability to sell its products to those manufacturers could be adversely affected. No assurance can be given that the Company will continue to compete successfully in the United States or worldwide.

     Present or future competitors may be able to develop products comparable or superior to those offered by the Company or adapt more quickly to new technologies or evolving customer requirements. In particular, while the Company currently is developing additional product enhancements that it believes addresses customer requirements, there can be no assurance that the development or introduction of these additional product enhancements will be successfully completed on a timely basis or that these product enhancements will achieve market acceptance. Accordingly, there can be no assurance that the Company will be able to continue to compete effectively in its markets, that competition will not intensify or that future competition will not have a material adverse effect on the business, operating results, financial condition and cash flows of the Company.

INTERNATIONAL OPERATIONS AND EXPANSION

     International sales accounted for 58%, 64%, and 54%, respectively, of the Company's net revenues in the fiscal years 1997, 1996 and 1995. The Company anticipates that international sales will continue to account for a significant portion of net sales. Additionally, the Company intends to continue expansion of international operations, including expansion of facilities in the Asia Pacific region. As a result, a significant portion of the Company's sales and operations will be subject to certain risks, including tariffs and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, difficulties in managing distributors, potentially adverse tax consequences and the possibility of difficulties in accounts receivable collection.

     In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, political instability, fluctuations in currency exchange rates, and seasonal reductions in business activity during summer months in Europe and certain other parts of the world, any of which could have an adverse impact on the success of international operations. Sales of products by the Company currently are denominated principally in United States dollars. Accordingly, any increase in the value of the United States dollar as compared to currencies in the Company's principal overseas markets would increase the foreign currency-denominated cost of the Company's products, which may negatively affect the Company's sales in those markets. The Japanese yen has decreased in value relative to the United States dollar in recent months. In addition to the potential impact on the pricing of the Company's products, this decline will likely lower the rate

                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations


of dollar revenue growth. Currently, the Company enters into foreign currency forward contracts to minimize the impact of exchange rate fluctuations on the value of the yen-denominated assets and liabilities, and the Company will enter into such hedging transactions in the future. In addition, effective patent, copyright, trademark and trade secret protection may be limited or unavailable under the laws of certain foreign jurisdictions. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations and, consequently, on the business, operating results, financial condition and cash flows of the Company. The Company's Korean manufacturing facility may experience difficulties in management, procurement, production and staffing. There can be no assurances that these factors will not have an adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY MATTERS

     From time to time, the Company has received notices from third parties alleging infringement of such parties' patent rights by the Company's products. In such cases, it is the policy of the Company to defend against the claims or negotiate licenses on commercially reasonable terms where considered appropriate. However, no assurance can be given that the Company will be able to negotiate necessary licenses on commercially reasonable terms, or at all, or that any litigation resulting from such claims would not have a material adverse effect on the Company's business and financial results.

     In October 1993, Varian Associates, Inc. (Varian) brought suit against the Company in the United States District Court for the Northern District of California, seeking monetary damages and injunctive relief based on the Company's alleged infringement of certain patents held by Varian. The lawsuit is in the late stages of discovery and has been reassigned to a new judge. The trial date has been set for March 1998. The Company has asserted defenses of invalidity and unenforceability of the patents that are the subject of the lawsuit, as well as noninfringement of such patents by the Company's products. While litigation is subject to inherent uncertainties and no assurance can be given that Lam will prevail in such litigation or will obtain a license under such patents on commercially reasonable terms, or at all, if such patents are held valid and infringed by the Company's products, the Company believes that the Varian lawsuit will not have a material adverse effect on the Company's operating results or the Company's financial position.

     The Company's success depends in part on its proprietary technology. While the Company attempts to protect its proprietary technology through patents, copyrights and trade secret protection, it believes that the success of the Company will depend on more technological expertise, continuing the development of new systems, market penetration and growth of its installed base and the ability to provide comprehensive support and service to customers. There can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. The Company currently has a number of United States and foreign patents and patent applications. There can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile, or otherwise hazardous chemicals used in the manufacturing process. The Company believes that it is in general compliance with these regulations and that it has obtained (or otherwise addressed) all necessary environmental permits to conduct its business, which permits generally relate to the disposal of hazardous wastes. Nevertheless, the failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or cessation of operations. Such regulations could require the Company to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. Any failure by the Company to control the use of, or adequately restrict the discharge or disposal of, hazardous substances could subject the Company to future liabilities.

DEPENDENCE ON KEY PERSONNEL AND DIFFICULTY OF IDENTIFYING AND HIRING CERTAIN PERSONNEL

     The performance of the Company is substantially dependent on the performance of its executive officers and key employees. The loss of the services of any of the executive officers or other key employees of Lam or OnTrak could have a material adverse effect on the business, operating results, financial condition and cash flows of the Company.

     The future success of the Company also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and the Company has experienced difficulty in identifying and hiring qualified engineering personnel. There can be no assurance that the Company will be able to attract, assimilate or retain highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect on the Company's business, operating results, financial condition and cash flows.

MANAGEMENT TRANSITION

     In recent years, the Company has experienced expansion of its operations that has placed significant

                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations


demands on its respective administrative, operational and financial resources, the demands of which are expected to intensify as a result of the Merger. James
W. Bagley, the Chairman and Chief Executive Officer of OnTrak, became the Chief Executive Officer of Lam on August 6, 1997. In addition, Lam hired a new Chief Financial Officer, Mercedes Johnson, in April 1997 and a new Chief Operating Officer, Stephen G. Newberry, in August 1997. There can be no assurance that such management transitions can be accomplished in an efficient manner without business disruption.


MANAGEMENT OF POTENTIAL GROWTH; INTEGRATION OF POTENTIAL ACQUISITIONS

     To manage future growth, if any, management of the Company will face significant challenges in improving financial and management controls, management processes, business and management information systems and procedures on a timely basis and expanding, training and managing its work force. There can be no assurance that the Company will be able to perform such actions successfully. In the future, the Company may make additional acquisitions of complementary companies, products or technologies. Managing an acquired business entails numerous operational and financial risks, including difficulties in assimilating acquired operations and new personnel, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees or customers of acquired operations. The Company's success will depend, to a significant extent, on the ability of its executive officers and other members of senior management to respond to these challenges effectively. There can be no assurance that the Company will be able to effectively achieve and manage any such growth, or that its management, personnel or systems will be adequate to support the Company's operations. Any such inabilities or inadequacies would have a material adverse effect on the Company's business, operating results, financial condition and cash flows.

     An important element of the Company's management strategy is to review acquisition prospects that would complement the Company's existing products, augment its market coverage and distribution ability or enhance its technological capabilities. While the Company has no current agreements or negotiations underway with respect to any new acquisitions, the Company may acquire additional businesses, products or technologies in the future. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expense related to goodwill and other intangible assets, and other changes which could materially adversely affect the Company's business, financial condition and results of operations and/or the price of the Lam Common Stock.

POTENTIAL VOLATILITY OF COMMON STOCK PRICE

     The market price of Lam Common Stock has been volatile. Significant fluctuations have occurred and could occur in the future in response to variations in quarterly operating results, shortfalls in revenues or earnings from levels expected by securities analysts and other factors such as announcements of technological innovations or new products by the Company or by the Company's competitors, government regulations, or developments in patent or other proprietary rights. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are affected. Broad market fluctuations, as well as economic conditions generally in the semiconductor industry, may adversely affect the market price of the Lam Common Stock.

POTENTIAL ANTI-TAKEOVER EFFECTS OF RIGHTS PLAN AND BYLAWS

     On January 23, 1997, the Company adopted a Rights Plan (the Rights Plan) in which rights were distributed as a dividend at the rate of one right for each share of Common Stock, par value $0.001 per share, of the Company held by stockholders of record as of the close of business on January 31, 1997 and thereafter. In connection with the adoption of the Rights Plan, the Board of Directors also adopted a number of amendments to the Company's Bylaws, including amendments requiring advance notice of stockholder nominations of directors and stockholder proposals.

     The Rights Plan may have certain anti-takeover effects. The Rights Plan will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights Plan and the issuance of the related rights may deter certain acquirers from making takeover proposals or tender offers. The Rights Plan, however, is not intended to prevent a takeover but rather is designed to enhance the ability of the Board of Directors to negotiate with a potential acquirer on behalf of all of the stockholders.

     In addition, the Certificate of Incorporation authorizes 5,000,000 shares of undesignated preferred stock. The Board of Directors of the Company, without further stockholder approval, may issue this preferred stock with such terms as the Board of Directors may determine, which could have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock, causing the loss of voting control. The Company's Bylaws and indemnity agreements with officers and directors provide that the Company will indemnify officers and directors against losses that they may incur in legal proceedings resulting from their service to the Company. Moreover, Section 203 of the Delaware General Corporation Law restricts certain business combinations with "interested stockholders" as defined by that statute.

                          Consolidated Balance Sheets
                     (in thousands, except per share data)

June 30,                                     1997       1996
==============================================================
Assets
Cash and cash equivalents                  $125,725   $ 62,879
Short-term investments                       38,520     67,605
Accounts receivable less allowance for
 doubtful accounts of $1,977
 in 1997 and $1,663 in 1996                 217,723    256,767
Inventories                                 253,762    322,366
Prepaid expenses and other assets            36,547     17,193
Deferred income taxes                        73,761     50,035
--------------------------------------------------------------
    Total current assets                    746,038    776,845
Equipment and leasehold improvements,       184,500    170,839
 net
Other assets                                 34,911     21,681
--------------------------------------------------------------
                                           $965,449   $969,365
==============================================================
Liabilities and Stockholders' Equity
Trade accounts payable                     $113,661   $112,883
Accrued expenses and other liabilities      159,604    155,874
Line of credit borrowings                    35,000     25,000
Current portion of long-term debt and
 capital lease obligations                   20,841     12,896
--------------------------------------------------------------
    Total current liabilities               329,106    306,653
Long-term debt and capital lease
 obligations, less current portion           45,706     52,926
Commitments and contingencies
Preferred Stock; 5,000 shares
 authorized, none outstanding                    --         --
Common stock at par value of $0.001 per
 share
   Authorized--90,000 shares; issued
    and outstanding--30,890 shares
    at June 30, 1997 and 30,266 shares
    at June 30, 1996                             31         30
Additional paid-in capital                  312,644    298,160
Retained earnings                           277,962    311,596
--------------------------------------------------------------
    Total stockholders' equity              590,637    609,786
--------------------------------------------------------------
                                           $965,449   $969,365
==============================================================

See notes to consolidated financial statements.

                     Consolidated Statements of Operations
                     (in thousands, except per share data)

Year ended June 30,                           1997          1996         1995
===============================================================================
Net sales                                  $  989,742    $1,254,070    $798,209
Royalty income                                 12,662        22,814      12,348
-------------------------------------------------------------------------------
    Total revenue                           1,002,404     1,276,884     810,557
Costs and expenses:
   Cost of goods sold                         689,459       663,181     418,818
   Research and development                   170,624       173,013     127,840
   Selling, general and administrative        197,089       227,755     145,507
   Restructuring charge                         9,021            --          --
-------------------------------------------------------------------------------
                                            1,066,193     1,063,949     692,165
-------------------------------------------------------------------------------
Operating income (loss)                       (63,789)      212,935     118,392
-------------------------------------------------------------------------------
Other (income) expense:
   Interest income                             (4,257)       (5,442)     (5,138)
   Interest expense                             5,110         7,887       6,732
   Other, net                                     636         1,453     (10,646)
-------------------------------------------------------------------------------
                                                1,489         3,898      (9,052)
-------------------------------------------------------------------------------
Income (loss) before income taxes             (65,278)      209,037     127,444
Income tax expense (benefit)                  (31,644)       67,946      38,233
-------------------------------------------------------------------------------
Net income (loss)                          $  (33,634)   $  141,091    $ 89,211
===============================================================================
Net income (loss) per share
   Primary                                     $(1.10)        $4.92       $3.27
===============================================================================
   Fully diluted                               $(1.10)        $4.67       $3.06
===============================================================================
Number of shares used in per share
 calculations
   Primary                                     30,600        28,700      27,300
===============================================================================
   Fully diluted                               30,600        30,940      30,300
===============================================================================

See notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows
                                (in thousands)


Year ended June 30,                                                     1997         1996         1995
=========================================================================================================
Cash flows from operating activities:
   Net income (loss)                                                 $ (33,634)   $ 141,091    $  89,211
   Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
     Depreciation and amortization                                      53,109       33,756       23,532
     Deferred income taxes                                             (24,437)     (21,519)     (12,529)
     Changes in certain working capital accounts:
       Accounts receivable                                              39,044      (61,085)     (75,356)
       Inventories                                                      60,930     (150,965)     (55,832)
       Prepaid expenses and other assets                               (19,354)      (3,968)     (19,240)
       Trade accounts payable                                              778       30,341       16,415
       Accrued expenses and other liabilities                            3,730       58,960       52,895
--------------------------------------------------------------------------------------------------------
       Total adjustments                                               113,800     (114,480)     (70,115)
--------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                        80,166       26,611       19,096

Cash flows from investing activities:
   Net capital expenditures                                            (39,548)     (66,588)     (63,405)
   Purchase of available-for-sale securities                          (589,223)    (405,819)    (348,204)
   Sale of available-for-sale securities                               618,308      420,572      289,968
   Proceeds from the sale of securities                                     --       12,038           --
   Other                                                               (11,695)      (7,947)      (3,026)
--------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                           (22,158)     (47,744)    (124,667)

Cash flows from financing activities:
   Proceeds from borrowings under line of credit                        95,000       40,000           --
   Repayment of borrowings under line of credit                        (85,000)     (15,000)          --
   Proceeds from issuance of long-term debt                              2,956       21,873        9,468
   Principal payments on long-term debt
    and capital lease obligations                                      (21,564)     (13,987)      (6,406)
   Proceeds from issuance of Common Stock                               13,446        7,451      122,092
--------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                         4,838       40,337      125,154
--------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                               62,846       19,204       19,583
Cash and cash equivalents at beginning of year                          62,879       43,675       24,092
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $ 125,725    $  62,879    $  43,675
========================================================================================================
Cash payments for interest                                           $   5,198    $   8,574    $   6,614
========================================================================================================
Cash payments for income taxes                                       $  31,341    $  74,666    $  31,319
========================================================================================================

See notes to consolidated financial statements.

                Consolidated Statements of Stockholders' Equity
                                (in thousands)



                                                 Common    Common    Additional
                                                 Stock     Stock     Paid-in        Retained
                                                 Shares    Amount    Capital        Earnings       Total
===========================================================================================================
Balance at June 30, 1994                         23,528       $24      $ 95,513     $ 81,294       $176,831
Sale of Common Stock, net of repurchases          3,747         3       122,089           --        122,092
Income tax benefit from stock option                 --        --         7,128           --          7,128
 transactions
Net income                                           --        --            --       89,211         89,211
-----------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                         27,275        27       224,730      170,505        395,262
Sale of Common Stock, net of repurchases            351        --         7,451           --          7,451
Income tax benefit from stock option
 transactions                                        --        --         1,719           --          1,719
Conversion of subordinated debentures             2,640         3        64,260           --         64,263
Net income                                           --        --            --      141,091        141,091
-----------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                         30,266        30       298,160      311,596        609,786
Sale of Common Stock, net of repurchases            624         1        13,445           --         13,446
Income tax benefit from stock option
 transactions                                        --        --         1,039           --          1,039
Net loss                                             --        --            --      (33,634)       (33,634)
-----------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                         30,890       $31      $312,644     $277,962       $590,637
===========================================================================================================

See notes to consolidated financial statements.

                  Notes To Consolidated Financial Statements
                                 June 30, 1997


NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

     All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company evaluates the need to record adjustments for impairment of inventory on a quarterly basis. The Company's policy is to evaluate all inventory including manufacturing raw materials, work-in-process, finished goods, and spare parts. Inventory in excess of the Company's estimated usage requirements is written down to its estimated net realizable value. Inherent in the estimates of net realizable value are management estimates related to the Company's future manufacturing schedules, customer demand, possible alternative uses and ultimate realization of potentially excess inventory.

Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost. Equipment is depreciated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized by the straight-line method over the shorter of the life of the related asset or the term of the underlying lease. Amortization of equipment under capital leases is included with depreciation.

Revenue Recognition

     Sales of the Company's products are generally recorded upon shipment. Estimated costs to be incurred by the Company related to product installation and warranty fulfillment are accrued at the date of shipment.

Foreign Currency

     The Company has foreign sales, service and manufacturing operations. With respect to all foreign subsidiaries excluding Japan, the functional currency is the U.S. dollar and transaction and translation gains and losses are included in net income (loss) and have not been material in any year presented. The functional currency of the Company's Japanese subsidiary is the Japanese yen. Translation gains and losses related to the Japan subsidiary are included as a component of stockholders' equity, but have not been material through June 30, 1997.

Income (Loss) Per Share

     For fiscal 1997, net loss per share is calculated using the weighted average number of shares of Lam Common Stock outstanding during the period. For fiscal 1996 and 1995, primary net income per share is calculated using the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The common stock equivalents include shares issuable upon the assumed exercise of stock options reflected under the treasury stock method. The 6% convertible subordinated debentures were not deemed to be common stock equivalents and, accordingly, were excluded from the calculation of primary net income per share. Fully diluted net income per share for fiscal 1996 and 1995 reflects the assumed conversion of the Company's 6% convertible subordinated debentures at the beginning of that period, and also adjusts net income to reflect the exclusion of net interest expense and net amortization expense of the debt issuance cost related to the debentures. The 6% convertible subordinated debentures were called by the Company during the quarter ended June 30, 1996. Primary income per share, for fiscal 1996, calculated to reflect the conversion of the 6% convertible subordinated debentures as if they were converted on July 1, 1995 is $4.67.

     In March 1997, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (FAS
128), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary net income per share (basic earnings per share), the dilutive effect of stock options will be excluded. The Company's basic and diluted earnings (loss) per share as calculated according to FAS 128 would have been as follows:

                      1997     1996    1995
============================================
Basic                $(1.10)   $5.08   $3.42
Diluted              $(1.10)   $4.67   $3.06
============================================

                  Notes To Consolidated Financial Statements
                                 June 30, 1997

Employee Stock Plans

     The Company accounts for its stock option plans and its employee stock purchase plan in accordance with the provisions of the Accounting Principles Board's Opinion No. 25 "Accounting For Stock Issued to Employees" (APB 25). In October 1995, the FASB released Statement of Financial Accounting Standard No. 123, "Accounting For Stock-Based Compensation" (FAS 123) which provides an alternative to APB 25. As allowed under FAS 123, the Company continues to account for its employee stock plans in accordance with the provisions of APB
25. See note J.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Transfer of Financial Assets

     During fiscal 1997, the Company adopted Statement of Financial Accounting Standard No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125), which requires the Company to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with criteria provided. FAS 125 is required to be applied to sales of receivables by the Company occurring after January 1, 1997. The effect of adopting FAS 125 for the six months ended June 30, 1997 was not material.

Capital Structure

     In February 1997, the FASB released Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" (FAS
129). FAS 129 consolidates the existing guidance regarding disclosure relating to a company's capital structure and is effective for fiscal years beginning after December 15, 1997. Adoption of FAS 129 is not expected to have a material impact on the Company's consolidated financial statements.

Comprehensive Income

     In June 1997, the FASB released Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. The Company believes that adoption of FAS 130 will not have a material impact on the Company's consolidated financial statements.

Segment Information

     In June 1997, the FASB released Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 will change the way companies report selected segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. FAS 131 is effective for fiscal years beginning after December 15, 1997. Based on the current circumstances, the Company believes that the application of the new rules will not have a material impact on the Company's consolidated financial statements.


NOTE B: COMPANY AND INDUSTRY INFORMATION

     Lam is a leading supplier of technically complex thin film processing equipment used in the primary stages of semiconductor manufacturing. The Company's product offerings include single wafer plasma etch systems with a wide range of applications and CVD, CMP and FPD systems. The Company sells its products primarily to large companies involved in the production of semiconductors in the United States, Europe, Japan and Asia Pacific. Credit evaluations are performed on all customers, and the Company usually does not require collateral on sales.

     The semiconductor industry has historically been cyclical and has experienced periodic downturns, which have had a material adverse effect on the semiconductor industry's demand for semiconductor processing equipment, including equipment manufactured and marketed by the Company. Certain of the components and subassemblies included in the Company's products are obtained from a single supplier or a limited group of suppliers. The Company believes that alternative sources could be obtained and qualified to supply these products. Nevertheless, a prolonged inability to obtain certain components could have a severe near term effect on the Company's operating results and could result in damage to customer relationships.

     The Company entered into agreements totaling 9 billion yen and 6 billion yen, respectively, in fiscal 1997 and 1996 to sell specific Japanese yen-denominated receivables subject to recourse provisions. At June 30, 1997 and 1996, $59,986,000 and $82,104,000, of these receivables,

                  Notes To Consolidated Financial Statements
                                 June 30, 1997


respectively, had been sold to a bank, of which $39,924,000 and $49,467,000 at June 30, 1997 and 1996, respectively, remained uncollected by the bank and subject to recourse provisions.

     During fiscal 1997 and 1996, no individual customer accounted for greater than 10% of total sales. One customer accounted for 11% of total sales in fiscal 1995.

     The Company operates in four geographic regions, the United States, Europe, Japan and Asia Pacific. The following is a summary of local operations by geographic region at June 30:

             (in thousands)      1997          1996        1995
=================================================================
Revenue:
  United States               $  832,429    $1,045,571   $715,015
  Europe                          42,942        40,365     26,925
  Japan                           69,427       138,713     45,856
  Asia Pacific                    57,606        52,235     22,761
-----------------------------------------------------------------
                              $1,002,404    $1,276,884   $810,557
=================================================================
Operating income (loss):
  United States               $  (61,091)   $  126,700   $ 90,145
  Europe                          (8,730)        9,696      4,657
  Japan                            2,342        56,903     18,174
  Asia Pacific                     3,690        19,636      5,416
-----------------------------------------------------------------
                              $  (63,789)   $  212,935   $118,392
=================================================================
Identifiable assets:
  United States               $  803,057    $  829,842   $590,291
  Europe                          31,538        28,688     20,974
  Japan                           71,847        65,344     43,791
  Asia Pacific                    59,007        45,491     27,593
-----------------------------------------------------------------
                              $  965,449    $  969,365   $682,649
=================================================================

     Sales between geographic areas are accounted for at prices that provide a profit and are in accordance with the rules and regulations of the respective governing authorities. Total export revenue consisting of sales from the Company's U.S. operating subsidiary to non-affiliated customers by geographic region for the three years ended June 30 are as follows:

   (in thousands)     1997       1996       1995
==================================================
Asia Pacific        $277,685   $334,149   $173,549
Europe               116,668    172,586    105,349
Japan                 18,138     22,936     29,477
--------------------------------------------------
                    $412,491   $529,671   $308,375
==================================================

NOTE C: FINANCIAL INSTRUMENTS

     In November 1995, the FASB staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". In accordance with provisions in that Special Report, the Company elected, in December 1995, to reclassify all of its held-to-maturity securities to available-for-sale. At the time of transfer, the amortized cost of those securities was $24,099,000, which approximated their fair value.

     Investments at June 30 are comprised of the following:

                               1997                  1996
                         ===========================================
                                    Estimated             Estimated
                                      Fair                  Fair
        (in thousands)     Cost       Value      Cost       Value
====================================================================
Available-for-Sale:
Municipal Notes          $ 80,798    $ 80,798   $    --     $    --
Institutional Money
 Market Funds              28,000      28,000     5,546       5,546
-------------------------------------------------------------------
Amounts included
 in cash and cash
 equivalents              108,798     108,798     5,546       5,546
Floating Rate
 Municipal Notes           19,549      19,549    44,600      44,600
U.S. Treasury Notes        18,971      18,971    23,005      23,005
-------------------------------------------------------------------
Amounts included
 in short-term
 investments               38,520      38,520    67,605      67,605
-------------------------------------------------------------------
                         $147,318    $147,318   $73,151     $73,151
===================================================================

     The difference between cost and fair value of available-for-sale securities was not significant at June 30, 1997 and 1996.

     The amortized cost and estimated fair value of investments in debt securities at June 30 by contractual maturities are as follows:

                              1997                  1996
                         ===========================================
                                    Estimated             Estimated
                                      Fair                  Fair
        (in thousands)     Cost       Value      Cost       Value
====================================================================
Due in less than
 one year                $128,347    $128,347   $50,146     $50,146
Due after one year
 through five years        18,971      18,971    23,005      23,005
-------------------------------------------------------------------
                         $147,318    $147,318   $73,151     $73,151
===================================================================

                  Notes To Consolidated Financial Statements
                                 June 30, 1997


     The carrying and fair values of the Company's financial instruments at June 30, are as follows:

                                1997                   1996
                          ============================================
                                     Estimated              Estimated
                          Carrying     Fair      Carrying     Fair
         (in thousands)    Value       Value      Value       Value
======================================================================
Cash &
 cash equivalents         $125,725    $125,725    $62,879     $62,879
Foreign currency
 forward contracts        $     --    $ 31,604    $    --     $43,632
Other long-term debt      $ 66,547    $ 66,573    $65,822     $65,591
=====================================================================

     The fair values of the Company's short-term investments are based on quoted market prices at June 30, 1997 and 1996. The fair value of the Company's foreign currency forward contracts is estimated based upon the yen exchange rate at June 30, 1997 and 1996. The fair value of the Company's other long-term debt is estimated based on the current rates offered to the Company for similar debt instruments of the same remaining maturities.


NOTE D: DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into foreign-currency forward contracts to minimize the impact of exchange rate fluctuations on the value of yen-denominated assets and liabilities. A substantial portion of the forward contracts entered into have a maturity of 90 days or less. The realized and unrealized gains and losses on these contracts are deferred and offset against realized and unrealized gains and losses from the settlement of the related yen receivables. The realized losses on yen-forward contracts during fiscal 1997 were offset by gains on the underlying receivables.

     At June 30, 1997 and 1996, the notional amount of outstanding foreign currency forward contracts were $30,651,000 and $44,580,000, respectively. Of the total outstanding contracts at June 30, 1997 and 1996, $13,828,000 and $38,794,000, respectively, were to hedge yen intercompany receivables and $17,776,000 and $4,838,000, respectively, were to hedge firm commitments from customers in Japan. The unrealized loss on these contracts at June 30, 1997 was $953,000. The unrealized gain on these contracts at June 30, 1996 was $948,000.


NOTE E: INVENTORIES

     Inventories consist of the following at June 30:

(in thousands)                           1997       1996
==========================================================
Raw materials                          $133,995   $167,513
Work-in-process                          88,413    122,828
Finished goods                           31,354     32,025
----------------------------------------------------------
                                       $253,762   $322,366
==========================================================

NOTE F: PREPAID EXPENSES AND OTHER ASSETS

  Prepaid expenses and other assets consist of the following at June 30:

(in thousands)                                  1997       1996
===============================================================
Prepaid expenses                            $ 13,092   $ 10,408
Net realizable value of collateral             5,320         --
Taxes receivable                               5,400         --
Other                                         12,735      6,785
---------------------------------------------------------------
                                            $ 36,547   $ 17,193
===============================================================

     During fiscal 1997, the Company recorded bad debt expense of $6,550,000 relating to the former at-risk receivables from SubMicron. The estimated net realizable value of the collateral which the Company holds related to these receivables has been included in prepaid expenses and other assets.


NOTE G: EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consist of the following at June 30:

                    (in thousands)      1997        1996
==========================================================
Equipment                            $ 146,692    $120,770
Furniture and fixtures                  56,234      45,740
Leasehold improvements                  97,263      88,131
----------------------------------------------------------
                                       300,189     254,641
Less allowance for depreciation
 and amortization                     (115,689)    (83,802)
----------------------------------------------------------
                                     $ 184,500    $170,839
==========================================================

                  Notes To Consolidated Financial Statements
                                 June 30, 1997


NOTE H: ACCRUED EXPENSES AND OTHER LIABILITIES

     The significant components of accrued expenses and other liabilities consist of the following at June 30:

(in thousands)                                1997        1996
================================================================
Warranty and installation reserves          $ 72,896    $ 62,180
Accrued compensation                          26,581      27,752
Income and other taxes payable                21,381      45,471
Other                                         38,746      20,471
----------------------------------------------------------------
                                            $159,604    $155,874
================================================================

NOTE I: LINE OF CREDIT, LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term debt and capital lease obligations at June 30 consist of the following:

(in thousands)                                                                              1997           1996
=================================================================================================================
Capitalized lease obligations with varying interest rates from 4.6% to 9.6%               $ 35,666       $ 30,043
Japanese yen-denominated bank loans with fixed interest rates from 3.0% to
 4.9%, principal payable in quarterly and semi-annual installments from
 July 1997 to April 2003                                                                    28,562         32,724
Other                                                                                        2,319          3,055
-----------------------------------------------------------------------------------------------------------------
                                                                                            66,547         65,822
Less current portion                                                                       (20,841)       (12,896)
-----------------------------------------------------------------------------------------------------------------
                                                                                          $ 45,706       $ 52,926
=================================================================================================================

     During the second quarter of fiscal 1996, the Company entered into a syndicated bank line of credit totaling $210,000,000, under which borrowings bear interest at the bank's prime rate or 0.7% to 0.9% over LIBOR. This syndicated bank line of credit expires in December 1998. At June 30, 1997 and 1996, the Company had outstanding borrowings of $35,000,000 and $25,000,000, respectively, against the syndicated bank line of credit. The credit agreement includes terms requiring satisfaction of certain financial ratios, interest coverage, maximum leverage, senior indebtedness, tangible net worth, minimum profitability and also restricts the Company from paying dividends. During the third quarter of fiscal 1997, the Company received amendments or waivers for certain of its financial covenants which would have otherwise been breached by the net loss reported by the Company. At June 30, 1997, the Company was in compliance with all of its covenants as amended.

     At June 30, 1997, future maturities of long-term debt and minimum payments for capital lease obligations are as follows:

                                          Capital
      Year ending June 30   Long-term      Lease
           (in thousands)     Debt      Obligations     Total
==============================================================
1998                          $ 8,172       $14,776    $22,948
1999                            8,048        12,921     20,969
2000                            7,627         9,351     16,978
2001                            5,759         2,304      8,063
2002                              737           472      1,209
Thereafter                        538            --        538
Less amounts
 representing interest             --        (4,158)    (4,158)
--------------------------------------------------------------
                              $30,881       $35,666    $66,547
==============================================================

     Long-term debt and capital lease obligations are collateralized by equipment included in equipment and leasehold improvements with a cost and accumulated depreciation and amortization of $56,671,000 and $(22,698,000), respectively, at June 30, 1997 and $45,484,000 and $(15,309,000), respectively, at June 30, 1996.


NOTE J: INCENTIVE STOCK OPTION PLANS AND STOCK PURCHASE PLAN

     The Company has adopted incentive stock option plans that provide for the granting to qualified employees of incentive stock options to purchase shares of Lam Common Stock. In addition, the plans permit the granting of nonstatutory stock options to consultants and employees and provides for the automatic grant of nonstatutory stock options to outside directors. The option price is determined by the Board of Directors, but in no event will it be less than the fair market value on the date of grant (no less than 85% of the fair market value at the date of grant in case of nonstatutory options). Options granted under the plans vest over a period determined by the Board of Directors. Under the automatic grant program, each outside director receives an option exercisable for 6,000 shares of Lam Common Stock during January of each year with the exercise price equal to the fair market value on date of grant.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 June 30, 1997


     A summary of incentive stock option plan transactions follows:

                               Authorized          Outstanding              Option Price      Wtd. Average
----------------------------------------------------------------------------------------------------------
June 30, 1994                     473,716            1,871,620              $ 2.04-35.88            $15.98

Additional amount authorized    1,075,000                   --                        --

Granted                          (820,600)             820,600               28.00-63.88             33.78

Exercised                              --             (563,965)               2.04-35.88              8.47

Canceled                           49,654              (49,654)               1.70-50.63             25.90

Expired                            (5,481)                  --                        --
----------------------------------------------------------------------------------------------------------
June 30, 1995                     772,289            2,078,601              $ 2.04-63.88            $24.87

Additional amount authorized    1,000,000                   --                        --

Granted                        (1,995,948)           1,995,948               25.94-68.00             42.85

Exercised                              --             (156,552)               2.04-45.13             17.78

Canceled                        1,121,602           (1,121,602)               2.04-68.00             51.83

Expired                            (8,174)                  --                        --
----------------------------------------------------------------------------------------------------------
June 30, 1996                     889,769            2,796,395              $ 2.26-62.88            $28.16

Granted                          (940,915)             940,915               20.63-40.31             25.54

Exercised                              --             (229,377)               2.26-35.75             21.50

Canceled                          260,252             (260,252)               2.26-44.88             31.53

Expired                            (1,319)                  --                        --
----------------------------------------------------------------------------------------------------------
June 30, 1997                     207,787            3,247,681              $ 5.25-62.88            $27.41
==========================================================================================================

     Outstanding and exercisable options presented by price range at June 30, 1997 are as follows:


                   Outstanding Options                                  Options Exercisable
----------------------------------------------------------------------------------------------------------
                    Number of Options   Wtd. Average                     Number of Options
   Range of           Outstanding at   Remaining Life   Wtd. Average       Exercisable at    Wtd. Average
Exercise Prices       June 30, 1997       (Years)      Exercise Price      June 30, 1997    Exercise Price
----------------------------------------------------------------------------------------------------------
$ 5.25-20.63             784,886           6.62           $14.26             452,221            $ 9.57
 22.13-29.00             729,922           8.13            27.75             303,023             28.54
 29.06-32.38             624,984           7.42            29.66             392,293             29.82
 33.63-33.63             760,832           8.54            33.63             267,815             33.63
 33.81-62.88             347,057           8.56            38.79             144,897             39.29
----------------------------------------------------------------------------------------------------------
$ 5.25-62.88           3,247,681           7.77           $27.41           1,560,249            $25.23
==========================================================================================================

                  Notes To Consolidated Financial Statements
                                 June 30, 1997


     At June 30, 1997, 3,455,468 shares of Lam Common Stock were reserved for future issuance under the stock option plans and options to purchase 1,560,249 shares were exercisable at a range of $5.25-$62.88 per share.

     During fiscal 1996, the Company adopted a Performance-Based Restricted Stock Plan designed to reward executives based upon the achievement of certain predetermined goals. The grant is based on the fair market value of Lam Common Stock at the end of the quarter, provided the predetermined goals are met. The Company authorized 150,000 shares to be reserved for issuance under the Performance-Based Restricted Stock Plan. At June 30, 1997, 120,879 shares remain available under this plan.

     Lam Common Stock is sold to employees under the 1984 Employee Stock Purchase Plan (ESPP). During fiscal 1996, the Company authorized an additional 150,000 shares to be reserved for issuance under the 1984 ESPP. The purchase price per share is the lower of 85% of the fair market value of the Lam Common Stock on the first or last day of a six-month offering period. A total of 1,348,873 shares of Lam Common Stock was issued under the ESPP through June 30, 1997 at prices ranging from $2.65 to $43.03 per share. At June 30, 1997, 338,627 shares remain available for sale under the ESPP.

     As permitted under FAS 123, the Company has elected to follow APB 25 and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognized no compensation expense with respect to such awards.

     Pro forma information regarding net income (loss) and net income (loss) per share is required by FAS 123 for awards granted after June 30, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                 Options            ESPP
                            =================================
                               1997     1996    1997    1996
=============================================================
Expected life (years)            3.4     3.5     0.5     0.5
Expected stock
 price volatility               57.7%   52.7%   57.8%   57.7%
Risk-free interest rate          6.2%    5.5%    5.3%    5.4%
============================================================

     The weighted average fair value of options granted during fiscal 1997 and 1996 was $11.52 and $13.88 per share, respectively. The weighted average fair value of shares granted under the ESPP during fiscal 1997 and 1996 was $7.65 and $9.76 per share, respectively.

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma information follows:

      (in thousands, except per share amounts)     1997        1996
====================================================================
Net income (loss)--as reported                   $(33,634)   $141,091
Net income (loss)--pro forma                      (40,482)    133,905
Primary net income (loss) per share--
 as reported                                        (1.10)       4.92
Primary net income (loss) per share--
 pro forma                                          (1.32)       4.67
Fully diluted net income (loss) per share--
 as reported                                        (1.10)       4.67
Fully diluted net income (loss) per share--
 pro forma                                          (1.32)       4.43
=====================================================================

     FAS 123 is applicable only to awards granted subsequent to June 30, 1995. As a result, its pro forma effect will not be fully reflected until fiscal 1999.


NOTE K: PROFIT SHARING PLAN AND BENEFIT PLAN

     During fiscal 1995, the Company revised the profit sharing plan for its domestic employees. Distributions to employees by the Company are made quarterly based upon a percentage of base salary provided that a threshold level of the Company's financial and performance goals are met. Upon achievement of the threshold, the profit sharing is awarded based upon performance against certain corporate financial and operating goals. Prior to fiscal 1995, distributions to the domestic employees under the profit sharing plan were made semi-annually based on 5% of pretax income provided certain minimum net income goals were

                  Notes To Consolidated Financial Statements
                                 June 30, 1997


met. In fiscal 1997, the Company did not incur profit sharing plan expense. Profit sharing plan expense for fiscal 1996 and 1995 was $14,438,000 and $9,506,000, respectively.

     The Company maintains a 401(k) retirement savings plan for its full-time domestic employees. Each participant in the plan may elect to contribute 2% to 15% of his or her annual salary to the plan, subject to statutory limitations. Prior to October 1, 1995, each participant could elect to contribute 2% to 20% of his or her annual salary to the plan, subject to statutory limitations. The Company matches employee contributions to the plan at the rate of 50% of the first 6% of salary contributed. The Company match expense for fiscal 1997, 1996 and 1995 was $4,417,000, $3,754,000, and $2,342,000 respectively.


NOTE L: COMMITMENTS

     The Company leases its administrative, R&D, and manufacturing facilities, regional customer support offices and certain equipment under noncancelable operating leases, which expire at various dates through 2020. Certain of the Company's labs and other equipment are also supplied under operating leases. All of the Company's facility leases for buildings located at its Fremont, California headquarters and certain operating leases provide the Company an option to extend the leases for additional periods. Certain of the Company's other facility leases provide for periodic rent increases based on the general rate of inflation.

     Future minimum lease payments for the years ended June 30 and in the aggregate under operating leases consist of the following:

   (in thousands)
===========================
1998                $ 49,213
1999                  42,171
2000                  33,651
2001                  24,268
2002                  18,986
Thereafter           111,614
----------------------------
                    $279,903
============================

     During fiscal 1996, the Company entered into a ten year operating lease agreement for two buildings, an R&D building and an additional engineering building, which requires the Company to set aside approximately $47,900,000 as lease collateral five years after lease inception.

     Total rental expense for all leases amounted to approximately $45,656,000, $35,303,000, and $9,528,000, for the years ended June 30, 1997, 1996 and 1995, respectively.

     The Company has subleased some of its buildings and will receive income of approximately $1,914,000, $2,442,000, $2,448,000, $2,293,000, $1,978,000 and
$471,000 for fiscal 1998, 1999, 2000, 2001, 2002 and thereafter, respectively, which will offset minimum lease payments.

     For the fiscal year ended June 30, 1997, the Company recorded income totaling $405,000 on its subleased facilities.


NOTE M: LICENSING/ROYALTY AGREEMENTS

     The Company receives royalty income from TEL under a licensing agreement signed in fiscal 1987 and extended in fiscal 1992 and 1996. For the years ended June 30, 1997, 1996 and 1995, the Company earned approximately $11,700,000, $20,700,000, and $10,500,000, respectively, of royalty income from TEL. The current royalty agreement, which was set to expire December 31, 1996, was renegotiated at a reduced royalty rate (5% to 1%) which went into effect January 1, 1997.

     The Company also receives royalty income from Sumitomo. Royalty income earned from Sumitomo for fiscal 1997, 1996 and 1995 amounted to approximately $1,000,000, $2,100,000, and $1,700,000, respectively.

     During fiscal 1995, the Company earned approximately $100,000 of royalty income from other sources.


NOTE N: INCOME TAXES

     Income tax expense (benefit) consists of the following:

   (in thousands)     1997        1996        1995
====================================================
Federal:
  Current           $(21,871)   $ 61,950    $ 36,093
  Deferred           (14,926)    (18,397)    (10,247)
----------------------------------------------------
                     (36,797)     43,553      25,846
State:
  Current              2,225       6,746       6,131
  Deferred            (9,511)     (1,572)     (2,282)
----------------------------------------------------
                      (7,286)      5,174       3,849
Foreign:
  Current             12,439      20,769       8,538
  Deferred                --      (1,550)         --
----------------------------------------------------
                      12,439      19,219       8,538
----------------------------------------------------
                    $(31,644)   $ 67,946    $ 38,233
====================================================

     Actual current tax benefits are higher than reflected above for fiscal 1997 by $1,039,000 and actual current tax liabilities are lower than tax expense reflected above for fiscal years 1996 and 1995 by $1,719,000 and $7,128,000, respectively, for the stock option deduction benefits recorded as a credit to stockholders' equity.

     Under FAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

                  Notes To Consolidated Financial Statements
                                 June 30, 1997


purposes. Significant components of the Company's net deferred tax assets as of June 30, are as follows:

                       (in thousands)     1997       1996
==========================================================
Deferred tax assets:
  Accounting reserves and accruals
   deductible in different periods      $42,163    $24,745
  Inventory valuation differences        24,635     21,696
  Tax credit carryforward                15,189         --
  Net undistributed profits of
   foreign subsidiaries                   3,805      6,753
  Other                                      --        446
----------------------------------------------------------
Total deferred tax assets                85,792     53,640
Deferred tax liabilities:
  Temporary differences for
   capital assets                        (8,534)        --
  Other                                  (1,236)    (2,055)
----------------------------------------------------------
Total deferred tax liabilities           (9,770)    (2,055)
----------------------------------------------------------
                                        $76,022    $51,585
==========================================================

     A reconciliation of income tax expense provided at the federal statutory rate (35% in 1997, 1996 and 1995) to income tax expense follows:

                      (in thousands)     1997        1996       1995
====================================================================
Income tax expense computed
 at federal statutory rate                   --    $73,163    $44,605
Net operating loss benefit             $(22,847)        --         --
Tax credits                              (5,159)        --     (2,800)
State income taxes, net of
 federal tax benefits (provision)        (4,736)     3,363      2,502
Foreign sales corporation
 tax benefits                                --     (9,074)    (5,250)
Other                                     1,098        494       (824)
---------------------------------------------------------------------
                                       $(31,644)   $67,946    $38,233
=====================================================================

     Income before income taxes from foreign operations for fiscal years 1997, 1996 and 1995 was $31,621,000, $42,216,000, and $17,830,000, respectively. In addition, the Company received royalty and other income from foreign sources of $12,662,000, $22,814,000 and $12,227,000, in fiscal years 1997, 1996 and 1995, respectively, which is subject to foreign tax withholding.


NOTE O: RESTRUCTURING

     During the first quarter of fiscal 1997, the Company restructured its operations by consolidating its previous business unit structure into a more centralized functional organization. As a result of the restructuring, and in response to industry and market conditions, the Company reduced its work force by approximately 11%. The Company recorded a restructuring charge of $9.0 million for costs related primarily to severance compensation and consolidation of facilities. At June 30, 1997, $1.7 million remains in accrued liabilities relating primarily to executive severance and remaining lease payments on unused facilities. As of June 30, 1997, the Company had made $6.3 million of cash payments relating to the restructuring.


NOTE P: RIGHTS PLAN

     On January 23, 1997, the Company adopted a Rights Plan (the Rights Plan). Pursuant to the Rights Plan, rights were distributed as a dividend at the rate of one right for each share of Lam Common Stock, par value $0.001 per share (Right), of the Company held by stockholders of record as of the close of business on January 31, 1997 and thereafter. The Rights will expire on January 31, 2007, unless redeemed or exchanged. Under the Rights Plan, each Right initially will entitle the registered holder to buy one unit of a share of preferred stock for $250.00. The Rights will become exercisable only if a person or group (other than stockholders currently owning 15% of Lam Common Stock) acquires beneficial ownership of 15% or more of Lam Common Stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of Lam Common Stock.


NOTE Q: RELATED PARTY TRANSACTION

     During fiscal 1997, the Company invested $4.0 million for a 32% interest in a limited partnership (the Partnership). The Partnership was organized for the purpose of investing in emerging technology companies to seek income and gains to the Partnership. Three of the Company's directors are principals in the limited liability company that is the general partner of the Partnership. The Company is accounting for its investment in the Partnership under the equity method. Accordingly, the Company will adjust the recorded value of its investment for its share (32%) of the Partnership's net income or loss. The Company's portion of the Partnership's net income was not material for the year ended June 30, 1997.


NOTE R: LITIGATION

     In October 1993, Varian Associates, Inc. (Varian) brought suit against the Company in the United States District Court, Northern District of California, seeking monetary damages and injunctive relief based on the Company's alleged infringement of certain patents held by Varian. The lawsuit is in the late stages of discovery and has been reassigned to a new judge. The trial date has been set for March 1998. The Company has asserted defenses of invalidity and unenforceability of the patents that are the subject of the lawsuit, as well as noninfringement of such patents by the Company's products. While litigation is subject to inherent uncertainties and no assurance can be given that the Company will prevail in such litigation or will obtain a license under such patents on commercially

                  Notes To Consolidated Financial Statements
                                 June 30, 1997


reasonable terms or at all if such patents are held valid and infringed by the Company's products, the Company believes that the Varian lawsuit will not have a material adverse effect on the Company's consolidated financial statements.

     In addition, the Company is from time to time notified by various parties that it may be in violation of certain patents. In such cases, it is the Company's intention to seek negotiated licenses where it is considered appropriate. The outcome of these matters will not, in management's opinion, have a material impact on the Company's consolidated financial position, operating results or cash flow statements.


NOTE S: SUBSEQUENT EVENT--ONTRAK MERGER (UNAUDITED)

     On August 5, 1997, the stockholders of the Company approved the issuance of Lam Common Stock under the Agreement and Plan of Merger with OnTrak. The Company will issue approximately 8,759,000 shares of Lam Common Stock for all the outstanding common stock and options and rights to purchase OnTrak Common Stock on the basis of 0.83 of a share of Lam Common Stock for one share of OnTrak Common Stock. The transaction will be accounted for as a pooling of interests and is structured to qualify as a tax-free reorganization. The anticipated financial impact of the conforming accounting methods is not expected to be material to the financial position of the Company. The Company estimates that costs associated with the Merger were approximately $17.7 million. Such expenses include investment advisory fees, legal and accounting fees, financial printing costs and other Merger related costs. Such costs associated with the Merger will negatively impact results of operations in the fiscal quarter ended September 30, 1997.

     The following summary, prepared on a pro forma basis, combines the results of operations of the Company and OnTrak as if the Merger had been effective as of the beginning of the fiscal periods presented below:

   (in thousands, except per share data)      1997          1996        1995
==============================================================================
Net sales                                  $1,073,197    $1,332,713   $836,581
Net income (loss)                             (30,676)      145,878     90,279
Net income (loss)
 per share--primary                        $    (0.83)   $     4.11   $   2.79
Net income (loss)
 per share--fully diluted                  $    (0.83)   $     3.95   $   2.65
==============================================================================

NOTE T: SUBSEQUENT EVENT--APPROVAL OF LAM RESEARCH CORPORATION 1997 STOCK INCENTIVE PLAN

     On August 5, 1997, the stockholders of the Company approved the Lam Research Corporation 1997 Stock Incentive Plan, which will provide for the grant of stock options, restricted stock, deferred stock and performance share awards to participating officers, directors, employees, consultants and advisors of the Company and its subsidiaries. Initially, 3,000,000 shares were reserved for issuance. The number of shares to be issued will automatically be increased each calendar quarter subject to certain provisions and restrictions but in no event exceed 5,000,000 shares.


NOTE U: SUBSEQUENT EVENT--CONVERTIBLE SUBORDINATED NOTES

     During August 1997, Lam completed an offering of $310.0 million of Convertible Subordinated Notes (the Notes). The Notes bear interest at five percent, mature on September 1, 2002 and are convertible into shares of Lam's Common Stock at $87.77 per share. Expenses associated with the offering of approximately $9.0 million will be deferred and will be included in other assets. Such expenses will be amortized to interest expense over the term of the Notes.

     In connection with the issuance of the Notes, the Company received consents and waivers with respect to certain financial and other covenants contained in agreements related to certain existing financial arrangements. In addition, as a consequence of the Merger with OnTrak as well as issuance of the Notes, the Company, on or prior to the end of the fiscal quarter ending September 30, 1997, would be out of compliance with certain other financial covenants unless appropriate waivers are completed prior to that time. The Company is currently in discussions with lenders that are parties to these agreements. Based on these discussions, the Company believes that appropriate amendments or waivers will be obtained prior to fiscal quarter end on terms no less favorable to the Company than the existing terms. In the event any such amendments or waivers are not obtained by fiscal quarter end, the Company could be required to terminate the revolving credit facility, purchase certain of its leased facilities, purchase sold receivables and pay certain of the Japanese term loans.

               Report of Ernst & Young LLP, Independent Auditors

Board of Directors
Lam Research Corporation
Fremont, California

     We have audited the accompanying consolidated balance sheets of Lam Research Corporation as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lam Research Corporation at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


San Jose, California
August 26, 1997